UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2021 AND 2020

Address: No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

1

Review Report of Independent Auditors

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (collectively, the “Company”) as of September 30, 2021 and 2020, the related consolidated statements of comprehensive income for the three-month and nine-month periods ended September 30, 2021 and 2020 and consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2021 and 2020, and notes to the consolidated financial statements, including the summary of significant accounting policies (together “the consolidated financial statements”).  Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent auditors (please refer to the Other Matter paragraph of our report), nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2021 and 2020, and its consolidated financial performance for the three-month and nine-month periods ended September 30, 2021 and 2020, and its consolidated cash flows for the nine-month periods ended September 30, 2021 and 2020, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

2

Other Matter – Making Reference to the Reviews of Other Independent Auditors

We did not review the financial statement of certain associates and joint ventures accounted for under the equity method. Our review, insofar as it related to the investments accounted for under the equity method balances of NT$36,168 million and NT$23,465 million, which represented 8.43% and 6.37% of the total consolidated assets as of September 30, 2021 and 2020, respectively, the related shares of profit or loss from the associates and joint ventures in the amount of NT$3,335 million, NT$2,788 million, NT$5,926 million and NT$2,851 million, which represented 17.14%, 30.29%, 13.58%, and 17.08% of the consolidated income from continuing operations before income tax for the three-month and nine-month periods ended September 30, 2021 and 2020, respectively, and the related shares of other comprehensive income from the associates and joint ventures in the amount of NT$608 million, NT$850 million, NT$2,138 million and NT$809 million, which represented 3.58%, 8.17%, 5.30%, and 4.72% of the consolidated total comprehensive income for the three-month and nine-month periods ended September 30, 2021 and 2020, respectively, are based solely on the reports of other independent auditors.

/s/ Chiu, Wan-Ju

/s/ Hsu, Hsin-Min

Ernst & Young, Taiwan

October 27, 2021

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

Accordingly, the accompanying consolidated financial statements and report of independent auditors are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

3

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2021, December 31, 2020 and September 30, 2020 (September 30, 2021 and 2020 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	September 30, 2021	December 31, 2020	September 30, 2020
Current assets
Cash and cash equivalents	6(1)	$ 113,104,860	$94,048,036	$98,839,079
Financial assets at fair value through profit or loss, current	6(2)	939,421	1,216,634	916,078
Financial assets at fair value through other comprehensive income, current	6(3)	6,452,239	-	-
Contract assets, current	6(20)	249,928	257,841	332,425
Notes receivable		66	-	-
Accounts receivable, net	6(4)	32,737,635	27,094,355	26,584,696
Accounts receivable-related parties, net	7	247,842	178,918	373,962
Other receivables		1,134,969	1,668,874	751,060
Current tax assets		6,994	37,598	37,569
Inventories, net	6(5)	23,149,692	22,552,486	22,863,410
Prepayments		2,169,867	2,324,838	1,975,078
Other current assets	6(7), 6(20)	31,409,913	14,926,331	10,803,531
Total current assets		211,603,426	164,305,911	163,476,888

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	6(2), 7	17,286,421	14,826,087	13,531,436
Financial assets at fair value through other comprehensive income, noncurrent	6(3)	7,209,128	10,526,144	7,957,265
Investments accounted for under the equity method	6(6)	38,321,811	31,225,677	25,445,556
Property, plant and equipment	6(8), 8	125,701,909	132,774,663	132,662,133
Right-of-use assets	6(9), 8	7,238,525	7,748,042	7,901,188
Intangible assets	6(10), 7	4,191,725	4,877,913	4,952,036
Deferred tax assets		5,660,239	6,832,711	7,175,114
Prepayment for equipment		7,542,238	586,333	814,971
Refundable deposits	8	2,410,884	2,310,961	2,492,246
Other noncurrent assets-others		1,626,325	1,501,933	1,835,096
Total non-current assets		217,189,205	213,210,464	204,767,041

Total assets		$ 428,792,631	$ 377,516,375	$ 368,243,929

(continued)

4

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2021, December 31, 2020 and September 30, 2020 (September 30, 2021 and 2020 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	September 30, 2021	December 31, 2020	September 30, 2020
Current liabilities
Short-term loans	6(11), 6(27)	$ 2,134,625	$ 11,057,132	$ 7,571,645
Financial liabilities at fair value through profit or loss, current	6(12)	1,425,772	2,326	-
Contract liabilities, current	6(20)	3,362,279	2,040,989	1,930,785
Notes and accounts payable		8,263,439	7,862,137	7,699,086
Other payables	7	19,129,009	17,877,736	16,758,004
Payables on equipment		6,723,647	5,448,921	7,381,834
Current tax liabilities		2,683,988	1,050,965	1,217,739
Provisions, current		-	-	1,749,003
Lease liabilities, current	6(9), 6(27)	549,414	550,147	552,145
Other financial liabilities, current	6(27), 9(6)	12,546,927	-	-
Current portion of long-term liabilities	6(13), 6(14), 6(27)	22,128,096	26,985,078	8,825,516
Other current liabilities	6(16), 6(17), 6(27), 7	5,598,165	5,368,095	5,464,867
Total current liabilities		84,545,361	78,243,526	59,150,624

Non-current liabilities
Contract liabilities, noncurrent	6(20)	432,295	456,480	466,400
Bonds payable	6(13), 6(27)	20,082,851	16,690,474	16,689,830
Long-term loans	6(14), 6(27)	31,006,101	8,080,938	32,766,717
Deferred tax liabilities		1,687,372	1,631,459	1,627,140
Lease liabilities, noncurrent	6(9), 6(27)	4,621,991	5,026,717	5,183,579
Net defined benefit liabilities, noncurrent	6(15)	3,698,216	4,162,654	3,976,120
Guarantee deposits	6(27)	11,486,165	235,199	224,387
Other noncurrent liabilities-others	6(16), 6(27), 9(6)	13,628,555	27,215,826	27,244,169
Total non-current liabilities		86,643,546	63,499,747	88,178,342

Total liabilities		171,188,907	141,743,273	147,328,966

Equity attributable to the parent company
Capital	6(18)
Common stock		124,232,695	124,224,015	124,224,015
Additional paid-in capital	6(18), 6(19)
Premiums		36,809,962	36,809,962	36,809,962
Treasury stock transactions		3,680,804	3,340,664	3,340,664
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries		466,457	466,457	466,457
Recognition of changes in subsidiaries’ ownership		6,839	-	2,770
Share of changes in net assets of associates and joint ventures accounted for using equity method		84,935	93,880	86,539
Employee stock options		-	88,504	13,804
Restricted stock for employees		2,226,830	2,170,666	2,170,666
Other		16,723	241,081	12,208
Retained earnings	6(18)
Legal reserve		15,734,416	12,536,526	12,536,526
Special reserve		8,164,648	11,022,314	11,022,314
Unappropriated earnings		76,351,410	56,617,520	46,394,200
Other components of equity	6(19)
Exchange differences on translation of foreign operations		(15,916,829)	(11,890,876)	(11,385,068)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		8,307,797	3,726,229	(766,663)
Unearned employee compensation		(2,598,084)	(3,667,395)	(4,047,137)
Treasury stock	6(18), 6(19)	(119,801)	(119,801)	(119,801)
Total equity attributable to the parent company		257,448,802	235,659,746	220,761,456

Non-controlling interests	6(18)	154,922	113,356	153,507
Total equity		257,603,724	235,773,102	220,914,963

Total liabilities and equity		$ 428,792,631	$ 377,516,375	$ 368,243,929

The accompanying notes are an integral part of the consolidated financial statements.
5

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and nine-month periods ended September 30, 2021 and 2020
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Notes	2021	2020	2021	2020
Operating revenues	6(20), 7	$55,906,677	$44,870,454	$ 153,911,430	$ 131,524,561
Operating costs	6(5), 6(10), 6(15), 6(19), 6(20), 6(21), 7	(35,362,666)	(35,101,185)	(104,965,145)	(103,375,552)
Gross profit		20,544,011	9,769,269	48,946,285	28,149,009
Operating expenses	6(4), 6(10), 6(15), 6(19), 6(21), 7
Sales and marketing expenses		(1,211,861)	(1,009,400)	(3,431,977)	(2,977,707)
General and administrative expenses		(2,118,592)	(1,614,465)	(5,825,523)	(4,696,929)
Research and development expenses		(3,303,295)	(3,314,223)	(9,520,603)	(9,701,766)
Expected credit impairment gains (losses)		(2,069)	429,373	8,973	468,099
Subtotal		(6,635,817)	(5,508,715)	(18,769,130)	(16,908,303)
Net other operating income and expenses	6(16), 6(22)	1,226,942	2,872,330	3,892,826	5,151,915
Operating income		15,135,136	7,132,884	34,069,981	16,392,621
Non-operating income and expenses
Interest income		152,137	144,704	421,764	610,334
Other income		772,409	523,649	1,359,703	681,635
Other gains and losses	6(23), 6(28)	442,673	(1,145,992)	3,056,166	(1,883,352)
Finance costs	6(23)	(570,159)	(486,376)	(1,455,397)	(1,655,357)
Share of profit or loss of associates and joint ventures	6(6)	3,355,858	2,778,475	6,003,910	2,845,848
Exchange gain, net		163,806	259,212	173,173	-
Exchange loss, net		-	-	-	(299,280)
Subtotal		4,316,724	2,073,672	9,559,319	299,828
Income from continuing operations before income tax		19,451,860	9,206,556	43,629,300	16,692,449
Income tax expense	6(25)	(2,099,917)	(196,968)	(4,521,858)	(401,538)
Net income		17,351,943	9,009,588	39,107,442	16,290,911
Other comprehensive income (loss)	6(24)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income		(657,159)	882,102	3,135,224	2,246,483
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		660,665	918,815	2,259,582	877,716
Income tax related to items that will not be reclassified subsequently	6(25)	(57,127)	(17,016)	(117,822)	39,883
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(314,200)	(434,477)	(4,002,655)	(2,352,083)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		(3,520)	25,859	(44,344)	13,686
Income tax related to items that may be reclassified subsequently	6(25)	1,268	15,122	21,028	28,322
Total other comprehensive income (loss)		(370,073)	1,390,405	1,251,013	854,007
Total comprehensive income (loss)		$16,981,870	$10,399,993	$40,358,455	$17,144,918

Net income (loss) attributable to:
Shareholders of the parent		$17,460,235	$ 9,106,271	$39,831,225	$17,993,985
Non-controlling interests		(108,292)	(96,683)	(723,783)	(1,703,074)
		$17,351,943	$ 9,009,588	$39,107,442	$16,290,911

Comprehensive income (loss) attributable to:
Shareholders of the parent		$17,090,163	$10,496,677	$41,082,256	$18,721,336
Non-controlling interests		(108,293)	(96,684)	(723,801)	(1,576,418)
		$16,981,870	$10,399,993	$40,358,455	$17,144,918

Earnings per share (NTD)	6(26)
Earnings per share-basic		$ 1.43	$ 0.75	$ 3.26	$ 1.50
Earnings per share-diluted		$ 1.41	$ 0.75	$ 3.21	$ 1.44

The accompanying notes are an integral part of the consolidated financial statements.

6

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the nine-month periods ended September 30, 2021 and 2020
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital			Retained Earnings			Other Components of Equity
	Notes	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2020	6(18)	$ 117,243,187	$ 332,611	$39,550,394	$11,572,579	$14,513,940	$34,733,761	$ (8,948,337)	$ (2,073,977)	$ -	$ (119,801)	$ 206,804,357	$ 410,065	$207,214,422
Appropriation and distribution of 2019 retained earnings	6(18)
Legal reserve		-	-	-	963,947	-	(963,947)	-	-	-	-	-	-	-
Cash dividends		-	-	-	-	-	(9,765,155)	-	-	-	-	(9,765,155)	-	(9,765,155)
Special reserve reversed		-	-	-	-	(3,491,626)	3,491,626	-	-	-	-	-	-	-
Net income (loss) for the nine-month period ended September 30, 2020	6(18)	-	-	-	-	-	17,993,985	-	-	-	-	17,993,985	(1,703,074)	16,290,911
Other comprehensive income (loss), for the nine-month period ended September 30, 2020	6(18), 6(24)	-	-	-	-	-	-	(2,436,731)	3,164,082	-	-	727,351	126,656	854,007
Total comprehensive income (loss)		-	-	-	-	-	17,993,985	(2,436,731)	3,164,082	-	-	18,721,336	(1,576,418)	17,144,918
Share-based payment transaction	6(19)	2,000,300	-	2,553,360	-	-	-	-	-	(4,047,137)	1,678,272	2,184,795	-	2,184,795
Conversion of convertible bonds	6(13), 6(18)	4,980,528	(332,611)	1,862,366	-	-	-	-	-	-	-	6,510,283	-	6,510,283
Treasury stock acquired	6(18)	-	-	-	-	-	-	-	-	-	(1,678,272)	(1,678,272)	-	(1,678,272)
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	(36,728)	-	-	31,403	-	(31,403)	-	-	(36,728)	-	(36,728)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	6(18)	-	-	(106,879)	-	-	-	-	-	-	-	(106,879)	106,879	-
Changes in subsidiaries’ ownership	6(18)	-	-	1,552	-	-	-	-	-	-	-	1,552	1,291	2,843
Adjustments for dividends subsidiaries received from parent company		-	-	12,927	-	-	-	-	-	-	-	12,927	-	12,927
Disposal of equity instruments investments measured at fair value through other comprehensive income	6(3)	-	-	-	-	-	1,825,365	-	(1,825,365)	-	-	-	-	-
Non-Controlling Interests	6(18)	-	-	-	-	-	-	-	-	-	-	-	(570,188)	(570,188)
Others	6(18)	-	-	(933,922)	-	-	(952,838)	-	-	-	-	(1,886,760)	1,781,878	(104,882)
Balance as of September 30, 2020	6(18)	$ 124,224,015	$ -	$42,903,070	$12,536,526	$11,022,314	$46,394,200	$(11,385,068)	$ (766,663)	$ (4,047,137)	$ (119,801)	$ 220,761,456	$ 153,507	$220,914,963

Balance as of January 1, 2021	6(18)	$ 124,224,015	$ -	$43,211,214	$12,536,526	$11,022,314	$56,617,520	$(11,890,876)	$3,726,229	$ (3,667,395)	$ (119,801)	$ 235,659,746	$ 113,356	$235,773,102
Appropriation and distribution of 2020 retained earnings	6(18)
Legal reserve		-	-	-	3,197,890	-	(3,197,890)	-	-	-	-	-	-	-
Cash dividends		-	-	-	-	-	(19,875,842)	-	-	-	-	(19,875,842)	-	(19,875,842)
Special reserve reversed		-	-	-	-	(2,857,666)	2,857,666	-	-	-	-	-	-	-
Net income (loss) for the nine-month period ended September 30, 2021	6(18)	-	-	-	-	-	39,831,225	-	-	-	-	39,831,225	(723,783)	39,107,442
Other comprehensive income (loss), for the nine-month period ended September 30, 2021	6(18), 6(24)	-	-	-	-	-	2,101	(4,025,953)	5,274,883	-	-	1,251,031	(18)	1,251,013
Total comprehensive income (loss)		-	-	-	-	-	39,833,326	(4,025,953)	5,274,883	-	-	41,082,256	(723,801)	40,358,455
Share-based payment transaction	6(19)	8,680	-	282,076	-	-	-	-	-	1,069,311	-	1,360,067	-	1,360,067
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	(8,945)	-	-	693,315	-	(693,315)	-	-	(8,945)	-	(8,945)
Changes in subsidiaries’ ownership	6(18)	-	-	6,839	-	-	-	-	-	-	-	6,839	(6,835)	4
Adjustments for dividends subsidiaries received from parent company		-	-	25,724	-	-	-	-	-	-	-	25,724	-	25,724
Non-Controlling Interests	6(18)	-	-	-	-	-	-	-	-	-	-	-	11,928	11,928
Others	6(18)	-	-	(224,358)	-	-	(576,685)	-	-	-	-	(801,043)	760,274	(40,769)
Balance as of September 30, 2021	6(18)	$ 124,232,695	$ -	$43,292,550	$15,734,416	$ 8,164,648	$76,351,410	$(15,916,829)	$8,307,797	$ (2,598,084)	$ (119,801)	$ 257,448,802	$ 154,922	$257,603,724

The accompanying notes are an integral part of the consolidated financial statements.

7

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2021 and 2020
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2021	2020
Cash flows from operating activities:
Net income before tax	$ 43,629,300	$ 16,692,449
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	33,109,026	34,897,228
Amortization	2,148,681	2,017,807
Expected credit impairment gains	(8,973)	(468,099)
Net gain of financial assets and liabilities at fair value through profit or loss	(2,987,600)	(130,288)
Interest expense	1,371,064	1,599,073
Interest income	(421,764)	(610,334)
Dividend income	(1,359,703)	(681,635)
Share-based payment	1,360,102	504,776
Share of profit of associates and joint ventures	(6,003,910)	(2,845,848)
Gain on disposal of property, plant and equipment	(71,404)	(1,100,764)
Loss on disposal of investments	10,977	44,088
Exchange gain on financial assets and liabilities	(140,392)	(530,867)
Gain on lease modification	-	(1,753)
Amortization of deferred government grants	(3,027,832)	(2,995,847)
Income and expense adjustments	23,978,272	29,697,537
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	353,209	324,417
Contract assets	(7,269)	(122,583)
Notes receivable and accounts receivable	(6,259,001)	(1,128,699)
Other receivables	(92,475)	(58,479)
Inventories	(951,081)	(1,320,743)
Prepayments	103,602	2,763,925
Other current assets	1,600	(73,121)
Contract fulfillment costs	(239,138)	(299,348)
Contract liabilities	1,352,232	963,071
Notes and accounts payable	549,512	(1,106,233)
Other payables	1,487,032	1,535,130
Provisions	-	1,749,003
Other current liabilities	(100,592)	(452,260)
Net defined benefit liabilities	(464,438)	(41,296)
Other noncurrent liabilities-others	46,973	-
Cash generated from operations	63,387,738	49,122,770
Interest received	367,907	624,192
Dividend received	2,368,857	982,750
Interest paid	(879,686)	(1,181,855)
Income tax refunded (paid)	(1,715,121)	125,028
Net cash provided by operating activities	63,529,695	49,672,885
(continued)

8

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2021 and 2020
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2021	2020
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$ (650,732)	$(571,565)
Proceeds from disposal of financial assets at fair value through profit or loss	397,826	153,501
Acquisition of investments accounted for under the equity method	-	(59,900)
Proceeds from disposal of investments accounted for under the equity method	-	30,609
Increase in prepayment for investments	-	(107,208)
Proceeds from capital reduction and liquidation of investments	42,117	-
Disposal of subsidiary	714,358	(417)
Acquisition of property, plant and equipment	(33,328,093)	(14,607,603)
Proceeds from disposal of property, plant and equipment	166,855	1,757,441
Increase in refundable deposits	(251,441)	(159,930)
Decrease in refundable deposits	145,067	267,403
Acquisition of intangible assets	(1,824,537)	(1,715,772)
Government grants related to assets acquisition	2,466,146	171,814
Increase in other financial assets	(23,078,770)	(10,760,203)
Decrease in other financial assets	6,501,136	2,947,730
Increase in other noncurrent assets-others	(124,443)	(20,128)
Net cash used in investing activities	(48,824,511)	(22,674,228)
Cash flows from financing activities:
Increase in short-term loans	6,582,552	8,248,011
Decrease in short-term loans	(15,332,595)	(12,531,982)
Proceeds from bonds issued	20,760,800	-
Bonds issuance costs	(50,758)	-
Redemption of bonds	(2,000,000)	(13,702,875)
Proceeds from long-term loans	14,590,508	13,070,300
Repayments of long-term loans	(9,367,201)	(6,582,691)
Increase in guarantee deposits	11,913,332	289,182
Decrease in guarantee deposits	(589,240)	(358,845)
Cash payments for the principal portion of the lease liability	(525,296)	(549,252)
Cash dividends	(19,870,459)	(9,765,242)
Treasury stock acquired	-	(1,678,272)
Treasury stock sold to employees	-	1,677,900
Change in non-controlling interests	11,928	(567,188)
Others	18	2,120
Net cash provided by (used in) financing activities	6,123,589	(22,448,834)
Effect of exchange rate changes on cash and cash equivalents	(1,771,949)	(1,203,221)
Net increase in cash and cash equivalents	19,056,824	3,346,602
Cash and cash equivalents at beginning of period	94,048,036	95,492,477
Cash and cash equivalents at end of period	$ 113,104,860	$98,839,079

The accompanying notes are an integral part of the consolidated financial statements.

9

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine-Month Periods Ended September 30, 2021 and 2020

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The address of its registered office and principal place of business is No. 3, Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan. The principal operating activities of UMC and its subsidiaries (“the Company”) are described in Notes 4(3) and 14.

2.	DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on October 27, 2021.

3.	NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)	The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (“FSC”) and become effective for annual periods beginning on or after January 1, 2021. There were no newly adopted or revised standards and interpretations that have material impact on the Company’s financial position and performance.

(2)	Standards issued by International Accounting Standards Board (“IASB”) which are endorsed by FSC, but not yet adopted by the Company are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
Narrow-scope amendments of IFRS, including Amendments to IFRS 3, Amendments to IAS 16, Amendments to IAS 37	January 1, 2022
Annual Improvements to IFRS Standards 2018 - 2020:	January 1, 2022
Amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards”
Amendments to IFRS 9 “Financial Instruments”
Amendments to IFRS 16 “Leases”

10

a.	Narrow-scope amendments of IFRS, including Amendments to IFRS 3, Amendments to IAS 16, Amendments to IAS 37
i.	Updating a Reference to the Conceptual Framework (Amendments to IFRS 3)

The amendments updated IFRS 3 by replacing a reference to an old version of the Conceptual Framework for Financial Reporting with a reference to the latest version, which was issued in March 2018. The amendments also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential “day 2” gains or losses arising for liabilities and contingent liabilities. Besides, the amendments clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Conceptual Framework.

ii.	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related cost in profit or loss.

iii.	Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments clarify what costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous.

b.	Annual Improvements to IFRS Standards 2018 – 2020
i.	Amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards

The amendment simplifies the application of IFRS 1 by a subsidiary that becomes a first-time adopter after its parent in relation to the measurement of cumulative translation differences.

ii.	Amendment to IFRS 9 Financial Instruments

The amendment clarifies the fees a company includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability.

iii.	Amendment to Illustrative Examples Accompanying IFRS 16 Leases

The amendment to Illustrative Example 13 accompanying IFRS 16 modifies the treatment of lease incentives relating to lessee’s leasehold improvements.

The abovementioned standards and interpretations were issued by IASB and endorsed by FSC so that they are applicable for annual periods beginning on or after January 1, 2022. The standards and interpretations listed (a)~(b) have no material impact on the Company’s financial position and performance.

11

(3)	Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” – Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures	To be determined by IASB
Amendments to IAS 1 “Presentation of Financial Statements” – Classification of Liabilities as Current or Non-current	January 1, 2023
Amendments to IAS 1 “Presentation of Financial Statements” – Disclosure Initiative - Accounting Policies	January 1, 2023
Amendments to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” – Definition of Accounting Estimates	January 1, 2023
Amendment to IAS 12 “Income Taxes” –Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

c.	IFRS 10 “Consolidated Financial Statements” (“IFRS 10”) and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment) (“IAS 28”)

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint venture. IFRS 10 requires full profit or loss recognition on the loss of control of a subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full.

IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.

12

d.	IAS 1 “Presentation of Financial Statements” (“IAS 1”) - Classification of Liabilities as Current or Non-current (Amendment)

These are the amendments to paragraphs 69-76 of IAS 1 presentation of financial statements and the amended paragraphs related to the classification of liabilities as current or non-current.

e.	IAS 1 “Presentation of Financial Statements” (“IAS 1”) - Disclosure Initiative - Accounting Policies (Amendment)

The amendments improve accounting policy disclosures that to provide more useful information to investors and other primary users of the financial statements.

f.	IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” (“IAS 8”) - Definition of Accounting Estimates (Amendment)

The amendments introduce the definition of accounting estimates and included other amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to help companies distinguish changes in accounting estimates from changes in accounting policies.

g.	IAS 12 “Income Taxes” (“IAS 12”) - Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendment)

The amendments narrow the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (c) ~ (g) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)	Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

(2)	Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

13

(3)	General Description of Reporting Entity

a.	Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2020. For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2020.

b.	The consolidated entities are as follows:

As of September 30, 2021, December 31, 2020 and September 30, 2020

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	September 30, 2021	December 31, 2020	September 30, 2020
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	-	-	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD.	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
UMC, FORTUNE and TLC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	-	-	93.36
14

UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	80.88	81.40	82.10
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00	100.00
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	-	-	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	-	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
15

INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	99.9985	99.9985	99.9985
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	67.76	67.76	65.22

(4)	Other Significant Accounting Policies

Apart from the accounting policies which are described below, the same accounting policies of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2020. For the summary of significant accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2020.

Exchangeable bonds

In accordance with IFRS 9 “Financial Instruments”, if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host, the derivative financial instruments embedded in exchangeable bonds would be separated from the host and accounted for as financial assets or liabilities at fair value through profit or loss.

UMC has exchangeable bonds where the bondholders may exchange the bonds into ordinary shares of certain public entities which UMC holds as financial assets (“reference shares”). When exchangeable bondholders exercise their right to exchange their bonds for reference shares, the carrying amount of the bonds and the related assets or liabilities accounts will be derecognized, and the difference will be recognized in profit or loss.

Both the host and embedded derivative financial instrument in exchangeable bonds are classified as current liabilities as the bondholders have the right to demand settlement by exercising the exchange option of the bonds within 12 months.

16

5.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the nine-month period ended September 30, 2021 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2020. For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2020.

6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of
	September 30, 2021	December 31, 2020	September 30, 2020
Cash on hand and petty cash	$5,976	$5,765	$5,776
Checking and savings accounts	32,083,517	20,163,007	22,749,618
Time deposits	70,906,502	66,939,601	66,620,686
Repurchase agreements collateralized by government bonds and corporate notes	10,108,865	6,939,663	9,462,999
Total	$113,104,860	$94,048,036	$98,839,079

(2)	Financial Assets at Fair Value through Profit or Loss

	As of
	September 30, 2021	December 31, 2020	September 30, 2020
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$11,175,964	$9,654,682	$8,377,086
Preferred stocks	2,886,963	3,299,004	3,399,163
Funds	3,671,038	2,674,476	2,316,450
Convertible bonds	491,877	412,175	353,470
Forward contracts	-	2,384	1,345
Total	$18,225,842	$16,042,721	$14,447,514

Current	$939,421	$1,216,634	$916,078
Noncurrent	17,286,421	14,826,087	13,531,436
Total	$18,225,842	$16,042,721	$14,447,514
17

(3)	Financial Assets at Fair Value through Other Comprehensive Income

	As of
	September 30, 2021	December 31, 2020	September 30, 2020
Equity instruments
Common stocks	$13,519,470	$10,355,999	$7,844,826
Preferred stocks	141,897	170,145	112,439
Total	$13,661,367	$10,526,144	$7,957,265

Current	$6,452,239	$-	$-
Non-current	7,209,128	10,526,144	7,957,265
Total	$13,661,367	$10,526,144	$7,957,265

a.	These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.

b.	Dividend income recognized in profit or loss from equity instruments designated as fair value through other comprehensive income were listed below:

	For the three-month periods ended September 30,
	2021	2020
Held at end of period	$465,679	$286,795
Derecognized during the period	-	-
Total	$465,679	$286,795

	For the nine-month periods ended September 30,
	2021	2020
Held at end of period	$465,679	$286,795
Derecognized during the period	-	-
Total	$465,679	$286,795

c.	In consideration of the Company’s investment strategy, the Company disposed and derecognized certain investments designated as fair value through other comprehensive income. Details on derecognition of such investments for the nine-month periods ended September 30, 2021 and 2020 are as follow:

	For the nine-month periods ended September 30,
	2021	2020
Fair value on the date of disposal	$-	$9,012,450
Cumulative gains (losses) reclassified to retained earnings due to derecognition	$-	$1,825,365

18

d.	UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into Novatek common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. Please refer to Note 6(13) for the Company’s unsecured exchangeable bonds.

(4)	Accounts Receivable, Net

	As of
	September 30, 2021	December 31, 2020	September 30, 2020
Accounts receivable	$32,930,659	$27,300,439	$26,817,475
Less: loss allowance	(193,024)	(206,084)	(232,779)
Net	$32,737,635	$27,094,355	$26,584,696

Aging analysis of accounts receivable:

	As of
	September 30, 2021	December 31, 2020	September 30, 2020
Neither past due	$29,652,119	$23,801,905	$23,746,399
Past due:
≤ 30 days	2,527,432	2,730,865	2,090,227
31 to 60 days	153,293	95,398	269,321
61 to 90 days	12,225	13,258	1,960
91 to 120 days	4,899	23,774	29,108
≥ 121 days	580,691	635,239	680,460
Subtotal	3,278,540	3,498,534	3,071,076
Total	$32,930,659	$27,300,439	$26,817,475

Movement of loss allowance for accounts receivable:

	For the nine-month periods ended September 30,
	2021	2020
Beginning balance	$206,084	$697,590
Net recognize (reversal) for the period	(13,060)	(464,811)
Ending balance	$193,024	$232,779
19

The collection periods for third party domestic sales and third party overseas sales were month-end 30~60 days and net 30~60 days, respectively.

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the nine-month periods ended September 30, 2021 and 2020, the expected credit loss rates are not greater than 0.2%. The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment. For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

(5)	Inventories, Net

	As of
	September 30, 2021	December 31, 2020	September 30, 2020
Raw materials	$4,003,039	$5,507,002	$5,789,390
Supplies and spare parts	4,776,513	4,290,672	4,409,770
Work in process	13,793,221	11,872,971	11,611,815
Finished goods	576,919	881,841	1,052,435
Total	$23,149,692	$22,552,486	$22,863,410

a.	For the three-month periods ended September 30, 2021 and 2020, the Company recognized NT$34,019 million and NT$33,882 million, respectively, in operating cost, of which NT$277 million and NT$22 million were related to reversal of write-down of inventories. For the nine-month periods ended September 30, 2021 and 2020, the Company recognized NT$101,314 million and NT$100,025 million, respectively, in operating cost, of which NT$412 and NT$249 million were related to reversal of write-down of inventories.

b.	None of the aforementioned inventories were pledged.
20

(6)	Investments Accounted for Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of
	September 30, 2021		December 31, 2020		September 30, 2020
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,715,969	13.78	$1,589,448	13.78	$1,500,343	13.78
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note B)	9,790,131	13.30	9,107,377	13.36	8,843,183	13.37
Unlisted companies
MTIC HOLDINGS PTE. LTD. (Note C)	-	45.44	26,966	45.44	8,669	45.44
PURIUMFIL INC.	6,838	44.45	6,206	44.45	7,441	44.45
UNITECH CAPITAL INC.	829,086	42.00	823,185	42.00	741,353	42.00
TRIKNIGHT CAPITAL CORPORATION	3,459,988	40.00	2,488,169	40.00	2,256,411	40.00
HSUN CHIEH CAPITAL CORP.	225,473	40.00	195,675	40.00	185,749	40.00
HSUN CHIEH INVESTMENT CO., LTD.	13,378,381	36.49	10,165,563	36.49	6,917,663	36.49
YANN YUAN INVESTMENT CO., LTD.	8,710,349	28.22	6,551,136	30.87	4,706,077	30.87
UNITED LED CORPORATION HONG KONG LIMITED	97,235	25.14	96,026	25.14	98,515	25.14
VSENSE CO., LTD. (Note C)	-	23.98	941	23.98	4,682	24.39
TRANSLINK CAPITAL PARTNERS I, L.P. (Note D)	108,361	10.38	174,985	10.38	175,470	10.38
WINAICO IMMOBILIEN GMBH (Note E)	-	-	-	-	-	44.78
Total	$38,321,811		$31,225,677		$25,445,556
21

Note A: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note B: Beginning from June 2020, the Company accounts for its investment in UNIMICRON as an associate given the fact that the Company obtained the ability to exercise significant influence over UNIMICRON through representation on its Board of Directors. UNIMICRON was previously measured at fair value through other comprehensive income and reclassified as investments accounted for under the equity method. Cumulative fair value changes that was previously recognized in other comprehensive income up to reclassification date was reclassified to retained earnings in the current period.

Note C: When the Company’s share of losses of an associate or joint venture equals or exceeds its interest in that associate or joint venture, the Company discontinues recognizing its share of further losses. Additional losses and liabilities are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.

Note D: The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

Note E: WINAICO IMMOBILIEN GMBH was a joint venture to the Company disposed in December 2020.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$11,506 million, NT$10,697 million and NT$10,344 million, as of September 30, 2021, December 31, 2020 and September 30, 2020, respectively. The fair value of these investments were NT$29,828 million, NT$18,885 million and NT$16,094 million, as of September 30, 2021, December 31, 2020 and September 30, 2020, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants. Shares of profit or loss of these associates and joint ventures amounted to NT$3,335 million, NT$2,788 million, NT$5,926 million and NT$2,851 million for the three-month and nine-month periods ended September 30, 2021 and 2020, respectively. Share of other comprehensive income of these associates and joint ventures amounted to NT$608 million, NT$850 million, NT$2,138 million and NT$809 million for the three-month and nine-month periods ended September 30, 2021 and 2020, respectively. The balances of investments accounted for under the equity method were NT$36,168 million, NT$29,507 million and NT$23,465 million as of September 30, 2021, December 31, 2020 and September 30, 2020, respectively.

22

Although the Company is the largest shareholder of some associates; after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation. Therefore, the Company does not control but owns significant influence over the aforementioned associates.

None of the aforementioned associates and joint ventures were pledged.

b.	Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company. When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month and nine-month periods ended September 30, 2021 and 2020 were NT$0 million, NT$(13) million, NT$(22) million and NT$(25) million, respectively, which were not included in the following table.

i.	The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method is as follows:

	For the three-month periods ended September 30,
	2021	2020
Income (loss) from continuing operations	$3,355,858	$2,778,475
Other comprehensive income (loss)	656,706	960,783
Total comprehensive income (loss)	$4,012,564	$3,739,258

	For the nine-month periods ended September 30,
	2021	2020
Income (loss) from continuing operations	$6,003,910	$2,845,848
Other comprehensive income (loss)	2,237,570	922,444
Total comprehensive income (loss)	$8,241,480	$3,768,292

ii.	The aggregate amount of the Company’s share of all its individually immaterial joint ventures that are accounted for using the equity method were both nil for the three-month and the nine-month periods ended September 30, 2021 and 2020.
23

c.	One of UMC’s associates, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of September 30, 2021, December 31, 2020 and September 30, 2020, respectively. Another associate, YANN YUAN INVESTMENT CO., LTD., held 170 million shares, 201 million and 201 million shares of UMC’s stock as of September 30, 2021, December 31, 2020 and September 30, 2020, respectively.

(7)	Other current assets

	As of
	September 30, 2021	December 31, 2020	September 30, 2020
Time deposits with original maturities of over three months to a year	$30,560,960	$14,305,779	$9,878,188
Costs to fulfill a contract	778,987	548,986	852,222
Others	69,966	71,566	73,121
Total	$31,409,913	$14,926,331	$10,803,531

(8)	Property, Plant and Equipment

For the nine-month period ended September 30, 2021:

a.	Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2021	$1,690,613	$37,257,510	$871,569,325	$54,898	$6,908,778	$63,774	$16,529,296	$934,074,194
Additions	-	-	-	-	-	-	25,432,895	25,432,895
Disposals	-	(112)	(2,746,763)	(791)	(4,055)	-	(18,440)	(2,770,161)
Transfers and reclassifications	(97,688)	60,320	26,102,425	2,171	298,921	-	(24,124,646)	2,241,503
Exchange effect	(78,870)	(489,255)	(5,663,423)	(351)	(34,138)	(2,090)	(214,950)	(6,483,077)
As of September 30, 2021	$1,514,055	$36,828,463	$889,261,564	$55,927	$7,169,506	$61,684	$17,604,155	$952,495,354

24

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2021	$-	$19,851,288	$777,687,345	$42,732	$5,715,339	$49,963	$-	$803,346,667
Depreciation	-	1,113,661	30,961,191	4,044	398,556	5,762	-	32,483,214
Disposals	-	(112)	(2,739,721)	(791)	(4,050)	-	-	(2,744,674)
Transfers and reclassifications	-	1,666	125,413	-	-	-	-	127,079
Exchange effect	-	(110,848)	(4,292,569)	(197)	(20,240)	(1,576)	-	(4,425,430)
As of September 30, 2021	$-	$20,855,655	$801,741,659	$45,788	$6,089,605	$54,149	$-	$828,786,856
Net carrying amount:
As of September 30, 2021	$1,514,055	$15,972,808	$87,519,905	$10,139	$1,079,901	$7,535	$17,604,155	$123,708,498

b.	Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2021	$459,622	$2,451,311	$125,413	$1,315,633	$4,351,979
Transfers and reclassifications	97,688	(19,978)	(125,413)	-	(47,703)
Exchange effect	(4,835)	(10,057)	-	(4,170)	(19,062)
As of September 30, 2021	$552,475	$2,421,276	$-	$1,311,463	$4,285,214

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2021	$-	$1,007,545	$125,413	$1,171,885	$2,304,843
Depreciation	-	70,603	-	50,964	121,567
Transfers and reclassifications	-	(1,666)	(125,413)	-	(127,079)
Exchange effect	-	(4,335)	-	(3,193)	(7,528)
As of September 30, 2021	$-	$1,072,147	$-	$1,219,656	$2,291,803
Net carrying amount:
As of September 30, 2021	$552,475	$1,349,129	$-	$91,807	$1,993,411

25

For the nine-month period ended September 30, 2020:

a.	Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2020	$1,692,123	$38,437,588	$865,547,572	$65,909	$6,842,124	$65,883	$5,583,516	$918,234,715
Additions	-	-	-	-	-	-	17,111,041	17,111,041
Disposals	-	(1,316,833)	(4,320,496)	(10,770)	(168,241)	-	(12,938)	(5,829,278)
Transfers and reclassifications	-	80,819	9,665,359	-	208,192	94	(8,704,173)	1,250,291
Exchange effect	(3,623)	(132,321)	(5,205,327)	(310)	(21,697)	(1,420)	(58,356)	(5,423,054)
As of September 30, 2020	$1,688,500	$37,069,253	$865,687,108	$54,829	$6,860,378	$64,557	$13,919,090	$925,343,715

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2020	$-	$18,950,520	$745,722,965	$47,794	$5,383,434	$46,147	$-	$770,150,860
Depreciation	-	1,285,114	32,572,131	4,016	383,160	5,906	-	34,250,327
Disposals	-	(788,342)	(4,318,727)	(10,326)	(168,206)	-	-	(5,285,601)
Transfers and reclassifications	-	-	-	-	1,915	(1,915)	-	-
Exchange effect	-	(11,665)	(4,321,047)	(124)	(15,191)	(1,369)	-	(4,349,396)
As of September 30, 2020	$-	$19,435,627	$769,655,322	$41,360	$5,585,112	$48,769	$-	$794,766,190
Net carrying amount:
As of September 30, 2020	$1,688,500	$17,633,626	$96,031,786	$13,469	$1,275,266	$15,788	$13,919,090	$130,577,525

26

b.	Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2020	$459,635	$2,637,271	$125,413	$1,315,180	$4,537,499
Transfers and reclassifications	-	(179,132)	-	-	(179,132)
Exchange effect	(30)	(8,065)	-	(3,236)	(11,331)
As of September 30, 2020	$459,605	$2,450,074	$125,413	$1,311,944	$4,347,036

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2020	$-	$1,019,036	$125,413	$1,102,809	$2,247,258
Depreciation	-	76,514	-	51,980	128,494
Transfers and reclassifications	-	(107,240)	-	-	(107,240)
Exchange effect	-	(3,932)	-	(2,152)	(6,084)
As of September 30, 2020	$-	$984,378	$125,413	$1,152,637	$2,262,428
Net carrying amount:
As of September 30, 2020	$459,605	$1,465,696	$-	$159,307	$2,084,608

In order to improve operations, reduce fixed costs and obtain the funds required for the company future operation, the subsidiary of new business segment (NEXPOWER) disposed of it building and facility equipment located in Taichung City in accordance with a resolution of the Board of Directors’ meeting. The Company completed the disposal in the third quarter of 2020 and recorded a gain on disposal of NT$1,081 million in the other operating income and expenses.

Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)	Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 1 to 30 years, except for the land use rights with lease term of 50 years. Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value. The Company does not have purchase options of leased land at the end of the lease terms.

27

a.	The Company as a lessee

(a)	Right-of-use Assets

	As of
	September 30, 2021	December 31, 2020	September 30, 2020
Land (including land use right)	$4,940,327	$5,146,342	$5,192,719
Buildings	269,300	352,119	376,874
Machinery and equipment	1,999,879	2,227,035	2,309,962
Transportation equipment	21,505	12,252	9,842
Other equipment	7,514	10,294	11,791
Net	$7,238,525	$7,748,042	$7,901,188

	For the three-month periods ended September 30,
	2021	2020
Depreciation
Land (including land use right)	$80,990	$86,892
Buildings	30,308	29,704
Machinery and equipment	52,121	55,246
Transportation equipment	2,790	2,058
Other equipment	1,131	1,167
Total	$167,340	$175,067

	For the nine-month periods ended September 30,
Depreciation	2021	2020
Land (including land use right)	$244,091	$251,246
Buildings	91,251	89,999
Machinery and equipment	158,444	167,476
Transportation equipment	7,072	6,228
Other equipment	3,387	3,458
Total	$504,245	$518,407

i.	For the nine-month periods ended September 30, 2021 and 2020, the Company’s addition to right-of-use assets amounted to NT$159 million and NT$564 million, respectively.

ii.	Please refer to Note 8 for right-of-use assets pledged as collateral.
28

(b)	Lease Liabilities

	As of
	September 30, 2021	December 31, 2020	September 30, 2020
Current	$549,414	$550,147	$552,145
Noncurrent	4,621,991	5,026,717	5,183,579
Total	$5,171,405	$5,576,864	$5,735,724

Please refer to Note 6(23) for the interest expenses on the lease liabilities.

b.	The Company as a lessor

The Company entered into leases on certain property, plant and equipment which are classified as operating leases as they did not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets. The main contracts are to lease the dormitory to the employees with cancellation clauses. Please refer to Note 6(8) for relevant disclosure of property, plant and equipment for operating leases.

(10)	Intangible Assets

For the nine-month period ended September 30, 2021:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2021	$15,012	$4,264,558	$4,530,465	$3,497,252	$12,307,287
Additions	-	1,277,415	56,323	247,851	1,581,589
Write-off	-	(461,770)	-	(366,672)	(828,442)
Reclassifications	-	188	-	-	188
Exchange effect	-	(130,556)	(187,293)	(16,087)	(333,936)
As of September 30, 2021	$15,012	$4,949,835	$4,399,495	$3,362,344	$12,726,686

29

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2021	$7,398	$2,035,028	$2,852,037	$2,534,911	$7,429,374
Amortization	-	1,167,746	404,245	550,362	2,122,353
Write-off	-	(461,770)	-	(366,672)	(828,442)
Exchange effect	-	(76,390)	(100,397)	(11,537)	(188,324)
As of September 30, 2021	$7,398	$2,664,614	$3,155,885	$2,707,064	$8,534,961
Net carrying amount:
As of September 30, 2021	$7,614	$2,285,221	$1,243,610	$655,280	$4,191,725

For the nine-month period ended September 30, 2020:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2020	$15,012	$3,347,148	$4,183,505	$3,548,006	$11,093,671
Additions	-	1,085,925	212,229	506,894	1,805,048
Write-off	-	(236,828)	(11,023)	(807,989)	(1,055,840)
Reclassifications	-	(8,886)	-	-	(8,886)
Exchange effect	-	22,531	(103,635)	2,566	(78,538)
As of September 30, 2020	$15,012	$4,209,890	$4,281,076	$3,249,477	$11,755,455

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2020	$7,398	$951,176	$2,299,223	$2,637,627	$5,895,424
Amortization	-	1,009,736	401,757	580,249	1,991,742
Write-off	-	(236,828)	(11,023)	(807,989)	(1,055,840)
Exchange effect	-	24,935	(55,169)	2,327	(27,907)
As of September 30, 2020	$7,398	$1,749,019	$2,634,788	$2,412,214	$6,803,419
Net carrying amount: As of September 30, 2020	$7,614	$2,460,871	$1,646,288	$837,263	$4,952,036

30

The amortization amounts of intangible assets are as follows:

	For the three-month periods ended September 30,
	2021	2020
Operating costs	$194,567	$220,815
Operating expenses	$535,007	$464,580

	For the nine-month periods ended September 30,
	2021	2020
Operating costs	$607,019	$657,448
Operating expenses	$1,515,334	$1,334,294

(11)	Short-Term Loans

	As of
	September 30, 2021	December 31, 2020	September 30, 2020
Unsecured bank loans	$2,134,625	$11,057,132	$7,571,645

	For the nine-month periods ended September 30,
	2021	2020
Interest rates applied	0.15%~3.60%	0.00%~4.05%

The Company’s unused short-term lines of credit amounted to NT$70,728 million, NT$63,177 million and NT$59,958 million as of September 30, 2021, December 31, 2020 and September 30, 2020, respectively.

(12)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	September 30, 2021	December 31, 2020	September 30, 2020
Embedded derivatives in exchangeable bonds	$1,417,422	$-	$-
Forward contracts	8,350	2,326	-
Total	$1,425,772	$2,326	$-

31

(13)	Bonds Payable

	As of
	September 30, 2021	December 31, 2020	September 30, 2020
Unsecured domestic bonds payable	$26,300,000	$18,700,000	$18,700,000
Unsecured exchangeable bonds payable	10,817,047	-	-
Less: Discounts on bonds payable	(1,654,536)	(9,616)	(10,314)
Total	35,462,511	18,690,384	18,689,686
Less: Current or exchangeable portion due within one year	(15,379,660)	(1,999,910)	(1,999,856)
Net	$20,082,851	$16,690,474	$16,689,830

a.	UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In mid-March 2013	NT$2,500 million	1.50%	Interest was paid annually and the principal was fully repaid in March 2020.
Seven-year	In mid-June 2014	NT$2,000 million	1.70%	Interest will be paid annually and the principal was fully repaid in June 2021.
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest will be paid annually and the principal will be repayable in March 2022 upon maturity.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.
Five-year	In early October 2017	NT$2,000 million	0.94%	Interest will be paid annually and the principal will be repayable in October 2022 upon maturity.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.
Five-year	In late April 2021	NT$5,500 million	0.57%	Interest will be paid annually and the principal will be repayable in April 2026 upon maturity.
Seven-year	In late April 2021	NT$2,000 million	0.63%	Interest will be paid annually and the principal will be repayable in April 2028 upon maturity.
Ten-year (green bond)	In late April 2021	NT$2,100 million	0.68%	Interest will be paid annually and the principal will be repayable in April 2031 upon maturity.

32

b.	On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds. In accordance with IAS 32 “Financial Instruments Presentation”, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital-stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million. The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%. The terms and conditions of the bonds are as follows:

i.	Issue Amount: US$600 million

ii.	Period: May 18, 2015 ~ May 18, 2020 (Maturity date)

iii.	Redemption:
(i)	UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price. The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.
(ii)	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.
(iii)	UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.
(iv)	All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.
(v)	Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.
(vi)	In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.
33

iv.	Terms of Conversion:
(i)	Underlying Securities: Ordinary shares of UMC
(ii)	Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.
(iii)	Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share. The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

v.	Conversion of Bonds:

The last conversion date of the bonds was on March 31, 2020. As of the date, the outstanding principal amount of the convertible bonds totaling US$231 million had been converted into 498 million shares.

Upon the maturity date of May 18, 2020, UMC fully redeemed the remaining unconverted bonds at 98.76% of the principal amount. The principal amount of redemption amounted to US$369 million. UMC reclassified cancelled convertible rights of NT$1,166 million from additional paid in capital-stock options to additional paid in capital-others.

c.	On July 7, 2021, UMC issued SGX-ST listed currency linked zero coupon exchangeable bonds. In accordance with IFRS 9 “Financial Instruments”, the value of the exchange right, call option and put option (together referred to as Option) of the exchangeable bonds was separated from the host and accounted for as “financial liabilities at fair value through profit or loss, current”. The effective rate of the host bond was 3.49%. The terms and conditions of the bonds were as follows:

i.	Issue Amount: US$400 million

ii.	Period: July 7, 2021 ~ July 7, 2026 (Maturity Date)

iii.	Redemption:
(i)	UMC may, at its option, redeem in whole or in part at the principal amount of the bonds with an interest calculated at the rate of -0.625% per annum (the Early Redemption Amount) at any time after the third anniversary from the issue date and prior to the Maturity Date, if the closing price of the common shares of Novatek Microelectronics Corporation (“Novatek”) on the Taiwan Stock Exchange (the “TWSE”), converted into U.S. dollars at the prevailing exchange rate, for 20 out of 30 consecutive trading days prior to the publication of the redemption notice is at least 130% of the quotient of the Early Redemption Amount multiplied by the then exchange price (converted into U.S. dollars at the Fixed Exchange Rate), divided by the principal amount of the bonds. The Early Redemption Amount will be converted into NTD based on the Fixed Exchange Rate (NTD 27.902=USD 1.00), and this fixed NTD amount will then be converted using the prevailing exchange at the time of redemption for payment in USD.
34

(ii)	UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount, in the event that over 90% of the bonds have been previously redeemed, repurchased and cancelled or exchanged.
(iii)	In the event of any change in ROC taxation resulting in increase of tax obligation or the necessity to pay additional interest expense or increase of additional costs to UMC, UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount. Bondholders may elect not to have their bonds redeemed but with no entitlement to any additional amounts or reimbursement of additional taxes.
(iv)	All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.
(v)	In the event that the common shares of Novatek cease to be listed or are suspended from trading for a period equal to or exceeding 30 consecutive trading days on the TWSE, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.
(vi)	Upon the occurrence of a change of control (as defined in the indenture) of UMC, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

iv.	Terms of Exchange:
(i)	Underlying Securities: Common Shares of Novatek
(ii)	Exchange Period: The bonds are exchangeable at any time on or after October 8, 2021 and prior to June 27, 2026, into Novatek common shares. If for any reason UMC does not have sufficient Novatek common shares to deliver upon the exchange of any bond, then, UMC will pay to the exchanging bondholder an amount in U.S. dollars equal to the product of the volume-weighted average closing price per Novatek common share on the TWSE for five consecutive trading days starting from and including the applicable exercise date (as defined in the indenture) (or such fewer number of trading days as are available within ten days starting from and including the applicable exercise date) each converted into USD at the prevailing rate on the day preceding the applicable trading day and the number of Novatck common shares that UMC is unable to deliver. Provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.
(iii)	Exchange Price and Adjustment: The exchange price was originally NT$731.25 per Novatek common share. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price was NT$709.2 per Novatek common share on September 30, 2021.
35

v.	Redemption on the Maturity Date:

The bonds will be redeemed with 96.92% principal amount on the maturity date unless:

(i)	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;
(ii)	The bondholders shall have exercised the exchange right before maturity; or
(iii)	The bonds shall have been redeemed or repurchased by UMC and cancelled.

(14)	Long-Term Loans

a.	Details of long-term loans as of September 30, 2021, December 31, 2020 and September 30, 2020 were as follows:

	As of
Lenders	September 30, 2021	December 31, 2020	September 30, 2020	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$-	$1,640	$2,187	Effective July 3, 2017 to July 5, 2021. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	15,814	19,464	20,680	Effective October 24, 2019 to October 24, 2024. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	50,541	59,459	62,432	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	15,312	21,146	24,062	Repayable monthly from June 30, 2019 to May 31, 2023 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	47,000	56,000	59,000	Repayable monthly from September 13, 2020 to August 13, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	24,310	28,965	-	Repayable monthly from November 29, 2020 to August 29, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	101,000	-	-	Effective April 15, 2021 to April 15, 2026. Interest-only payment for the first year. Principal is repaid in 48 monthly payments with monthly interest payments.
36

	As of
Lenders	September 30, 2021	December 31, 2020	September 30, 2020	Redemption
Secured Syndicated Loans from China Development Bank and 6 others (1) (Note A)	$20,000,506	$22,236,343	$24,263,169	Effective October 20, 2016 to October 20, 2024. Interest-only payment for the first and the second year. Principal is repaid in 13 semi-annual payments with semi-annual interest payments.
Secured Syndicated Loans from China Development Bank and 6 others (2)	12,126,800	-	-	Effective March 19, 2021 to March 18, 2031. Interest-only payment for the first and the second year. Principal is repaid in 17 semi-annual payments with semi-annual interest payments.
Unsecured Long-Term Loan from ICBC Bank	-	1,702,589	1,660,847	Effective September 20, 2019 to September 9, 2021, Interest-only payment for the semi-annually year. Principal is repaid in 4 semi-annual payments with quarterly interest payments.
Unsecured Long-Term Loan from Xiamen Bank	432,667	440,500	-	Effective November 24, 2020 to May 24, 2022. Interest-only payment for the first semi-annually year. The principal will be repaid semi-annually of RMB 0.1 million and the remaining principal will be repaid once at maturity, and the interest will be paid monthly.
Unsecured Long-Term Loan from Bank of China	440,587	-	-	Effective June 24, 2023 to June 24, 2026. Principal is repaid in 7 semi-annual payments with quarterly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (1)	500,000	2,000,000	2,000,000	Effective March 10, 2022 to December 10, 2024. Principal is repaid in 12 quarterly payments with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (2)	300,000	-	-	Effective March 24, 2023 to March 24, 2025. Principal is repaid in 12 quarterly payments with monthly interest payments.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	-	2,000,000	3,000,000	Effective May 5, 2023 to May 5, 2025. Principal is repaid in 9 quarterly payments with monthly interest payments.
Unsecured Revolving Loan from Mega International Commercial Bank (Note B)	500,000	1,500,000	2,000,000	Repayable semi-annually from October 16, 2020 to April 16, 2022 with monthly interest payments.
37

	As of
Lenders	September 30, 2021	December 31, 2020	September 30, 2020	Redemption
Unsecured Revolving Loan from Taipei Fubon Bank (Note C)	$400,000	$700,000	$1,500,000	Repayable annually from August 9, 2020 to August 9, 2023 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note D)	700,000	1,000,000	1,400,000	Repayable quarterly from January 27, 2021 to October 27, 2022 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note E)	500,000	1,000,000	2,000,000	Repayable annually from December 11, 2021 to December 11, 2023 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note F)	-	-	1,000,000	Settlement due on December 31, 2024 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (1) (Note G)	-	300,000	600,000	Settlement due on May 15, 2025 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (2) (Note H)	300,000	-	-	Settlement due on February 25, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (3) (Note H)	300,000	-	-	Settlement due on March 15, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (4) (Note H)	200,000	-	-	Settlement due on June 15, 2026 with monthly interest payments.
Unsecured Revolving Loan from Yuanta Commercial Bank (Note I)	800,000	-	-	Repayable annually from March 2, 2023 to March 2, 2026 with monthly interest payments.
Subtotal	37,754,537	33,066,106	39,592,377
Less: Current portion	(6,748,436)	(24,985,168)	(6,825,660)
Total	$31,006,101	$8,080,938	$32,766,717

	For the nine-month periods ended September 30,
	2021	2020
Interest rates applied	0.85%~4.66%	0.84%~4.67%

38

Note A: USCXM, the subsidiary of UMC failed to comply with the loan covenant to maintain its financial ratio at certain level and therefore the loan is reclassified to current liabilities as of December 31, 2020. USCXM has notified the bank and executed the exemption application process. The exemption has been obtained as of April 21, 2021.

Note B: UMC entered into a 5-year loan agreement with Mega International Commercial Bank, effective from October 17, 2016. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the two years and six months after the first use and every six months thereafter, with a total of six adjustments. The expiration date of the agreement is April 16, 2022. As of September 30, 2021, December 31, 2020 and September 30, 2020, the unused line of credit were NT$0.5 billion, nil and nil, respectively.

Note C: UMC entered into a 5-year loan agreement with Taipei Fubon Bank, effective from February 9, 2018. The agreement offered UMC a revolving line of credit of NT$2 billion. This line of credit will be reduced starting from the end of the two years after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is August 9, 2023. As of September 30, 2021, December 31, 2020 and September 30, 2020, the unused line of credit were NT$0.6 billion, NT$0.8 billion and nil, respectively.

Note D: UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from November 2, 2016. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments. The expiration date of the agreement is October 27, 2022. As of September 30, 2021, December 31, 2020 and September 30, 2020, the unused line of credit were NT$1 billion, NT$1.7 billion and NT$1.6 billion, respectively.

Note E: UMC entered into a 5-year loan agreement with KGI Commercial Bank, effective from September 11, 2018. The agreement offered UMC a revolving line of credit of NT$2.5 billion. This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is December 11, 2023. As of September 30, 2021, December 31, 2020 and September 30, 2020, the unused line of credit were NT$1.5 billion, NT$1 billion and NT$0.5 billion, respectively.

39

Note F: CTBC Bank approved the 5-year credit loan on December 31, 2019, which offered UMC a revolving line of credit of NT$2.9 billion starting from the approval date to December 31, 2024. As of September 30, 2021, December 31, 2020 and September 30, 2020, the unused line of credit were NT$2.9 billion, NT$2.9 billion and NT$1.9 billion, respectively.

Note G: First Commercial Bank approved the 1-year credit loan on December 30, 2019, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to December 30, 2020. As of December 31, 2020 and September 30, 2020, the unused line of credit were nil and NT$1.4 billion, respectively.

Note H: First Commercial Bank approved the 1-year credit loan on January 18, 2021, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to January 17, 2022. As of September 30, 2021, the unused line of credit was NT$1.2 billion.

Note I: UMC entered into a 5-year loan agreement with Yuanta Commercial Bank, effective from March 3, 2021. The agreement offered UMC a revolving line of credit of NT$4 billion. This line of credit will be reduced starting from the end of the second year after the contract date and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is March 2, 2026. As of September 30, 2021, the unused line of credit was NT$3.2 billion.

b.	Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

(15)	Post-Employment Benefits

a.	Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$419 million, NT$380 million, NT$1,221 million and NT$1,098 million are contributed by the Company for the three-month and nine-month periods ended September 30, 2021 and 2020, respectively.

40

b.	Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. For the three-month and nine-month periods ended September 30, 2021 and 2020, total pension expenses of NT$6 million, NT$10 million, NT$17 million and NT$30 million, respectively, were recognized by the Company.

(16)	Deferred Government Grants

	As of
	September 30, 2021	December 31, 2020	September 30, 2020
Beginning balance	$10,207,109	$13,551,553	$13,551,553
Arising during the period	2,466,153	578,844	482,389
Recorded in profit or loss:
Other operating income	(3,027,832)	(3,994,818)	(2,995,847)
Exchange effect	(170,530)	71,530	(178,048)
Ending balance	$9,474,900	$10,207,109	$10,860,047

Current (classified under other current liabilities)	$4,136,795	$3,836,211	$3,778,175
Noncurrent (classified under other noncurrent liabilities-others)	5,338,105	6,370,898	7,081,872
Total	$9,474,900	$10,207,109	$10,860,047

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment and recorded in the net other operating income and expenses.

41

(17)	Refund Liabilities (classified under other current liabilities)

	As of
	September 30, 2021	December 31, 2020	September 30, 2020
Refund liabilities	$832,031	$1,252,451	$1,489,962

(18)	Equity

a.	Capital stock:

i.	UMC had 26,000 million common shares authorized to be issued as of September 30, 2021, December 31, 2020 and September 30, 2020, of which 12,423 million shares, 12,422 million shares, and 12,422 million shares were issued as of September 30, 2021, December 31, 2020 and September 30, 2020, respectively, each at a par value of NT$10.

ii.	UMC had 154 million, 127 million and 127 million ADSs, which were traded on the NYSE as of September 30, 2021, December 31, 2020 and September 30, 2020, respectively. The total number of common shares of UMC represented by all issued ADSs were 769 million, 636 million shares and 633 million shares as of September 30, 2021, December 31, 2020 and September 30, 2020, respectively. One ADS represents five common shares.

iii.	Please refer to Note 6(13) for the Company’s conversion of unsecured convertible bonds into ordinary shares of UMC for the year ended December 31, 2020.

iv.	On June 9, 2021 and September 1, 2020, UMC issued restricted stocks for its employees in a total of 1 million shares and 200 million shares with a par value of NT$10 each, respectively. The aforementioned issuance of new shares was approved by the competent authority and the registration was completed. Please refer to Note 6(19) for the information of restricted stocks.

v.	As of September 30, 2021, UMC has recalled and cancelled 0.4 million shares of restricted stocks issued for employees according to the issuance plan.
42

b.	Treasury stock:

i.	UMC carried out a treasury stock program and repurchased its shares from the centralized securities exchange market. The purpose for the repurchase and changes in treasury stock during the nine-month periods ended September 30, 2021 and 2020 were as follows:

For the nine-month period ended September 30, 2021: None.

For the nine-month period ended September 30, 2020

(In thousands of shares)

Purpose	As of January 1, 2020	Increase	Decrease	As of September 30, 2020
For transfer to employees	-	105,000	105,000	-

ii.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital. As such, the number of shares of treasury stock that UMC held as of September 30, 2021, December 31, 2020 and September 30, 2020, did not exceed the limit.

iii.	In compliance with Securities and Exchange Law of the R.O.C., treasury stock held by the parent company should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other shareholders except for subscription to new stock issuance and voting rights.

iv.	UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger. As of September 30, 2021, December 31, 2020 and September 30, 2020, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock. The closing price on September 30, 2021, December 31, 2020 and September 30, 2020, were NT$64.00, NT$47.15 and NT$28.55, respectively.
43

c.	Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of taxes.
ii.	Making up loss for preceding years.
iii.	Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.
iv.	Appropriating or reversing special reserve by government officials or other regulations.
v.	The remaining, if applicable, may be distributed preferentially as preferred shares dividends for the current year, and if there is still a remaining balance, in addition to the previous year’s unappropriated earnings, UMC shall distribute it according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the shareholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as shareholders’ interest, balancing dividends and UMC’s long-term financial planning. The Board of Directors shall propose the distribution plan and submit it to the shareholders’ meeting every year. The distribution of shareholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The appropriation of earnings for 2020 and 2019 was approved by the shareholders’ meeting held on July 7, 2021 and June 10, 2020, respectively. The details of distribution are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2020	2019	2020	2019
Legal reserve	$3,197,890	$963,947
Special reserve	(2,857,666)	(3,491,626)
Cash dividends	19,875,842	9,765,155	$1.60	$0.75
44

The aforementioned 2020 and 2019 appropriation approved by shareholders’ meeting were consistent with the resolutions of the Board of Directors meeting held on February 24, 2021 and April 27, 2020, respectively.

The appropriation of earnings for 2019 approved by the shareholders’ meeting on June 10, 2020 is different from the amounts disclosed in the consolidated and parent company only financial statements for the year ended December 31, 2019 because of the additional legal reserve appropriated for the reversal of special reserve in accordance with the Rule No. 10902005780 subsequently issued by the Ministry of Economic Affairs, R.O.C. on March 3, 2020.

The cash dividend per share for 2020 was adjusted to NT$1.59988820 per share. The adjustment was due to the net increase of outstanding common shares from cancellation and issuance of the restricted stocks.

The cash dividend per share for 2019 was adjusted to NT$0.80395653 per share. The adjustment was made for the net decrease in outstanding common shares due to the share repurchase program and the conversion of convertible bonds into ordinary shares of UMC.

Please refer to Note 6(21) for information on the employees and directors’ compensation.

d.	Non-controlling interests:

	For the nine-month periods ended September 30,
	2021	2020
Beginning balance	$113,356	$410,065
Attributable to non-controlling interests:
Net loss	(723,783)	(1,703,074)
Other comprehensive income (loss)	(18)	126,656
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	-	106,879
Changes in subsidiaries’ ownership	(6,835)	1,291
Non-controlling interests	11,928	(570,188)
Others	760,274	1,781,878
Ending balance	$154,922	$153,507
45

(19)	Share-Based Payment

a.	Treasury stock plan for employees

In August 2018, the Company executed a compensation plan to offer 200 million shares of treasury stock to qualified employees of UMC. The compensation cost for the share-based payment was measured at fair value, having recognized in expense the difference between the closing quoted market price of the shares at the grant date and the cash received from employees. The closing quoted market price of the Company’s shares on the grant date was NT$16.95 per share. For the stocks vested on the date of grant, the Company recognized the entire compensation cost once granted, whereas for the stocks with requisite service conditions to vest at the end of one or two years from the date of grant, the Company recognizes the compensation cost over the vesting period in which the services conditions are fulfilled, together with a corresponding increase in equity. The compensation plan had expired in September 2020. For the three-month and nine-month periods ended September 30, 2020, the compensation costs of NT$32 million and NT$107 million, respectively, were recognized in expenses by the Company.

In September 2020, the Company executed a compensation plan to offer 105 million shares of treasury stock to qualified employees of the Company. The compensation cost for the share-based payment was measured at fair value, having recognized in expense the difference between the closing quoted market price of the shares at the grant date and the cash received from employees. The closing quoted market price of the Company’s shares on the grant date was NT$21.45 per share. For the stocks vested on the date of grant, the Company recognized the entire compensation cost once granted, whereas for the stocks with requisite service conditions to vest at the end of one year from the date of grant, the Company recognizes the compensation cost over the period in which the services conditions are fulfilled, together with a corresponding increase in equity. The compensation plan had expired in September 2021. For the three-month and nine-month periods ended September 30, 2021 and 2020, the compensation costs of NT$79 million, NT$274 million NT$226 million and NT$274 million, respectively, were recognized in expenses by the Company.

b.	Restricted stock plan for employees

On June 10, 2020, the shareholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of UMC without consideration. The maximum shares to be issued are 233 million common shares. The Company is authorized to issue restricted stocks in one tranche or in installments, under the custody of trust institution, within one year from the date of receiving the effective registration from the competent authority.

46

The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC and accordingly, 1 million shares and 200 million shares of restricted stock for employees were issued without consideration on June 9, 2021 and September 1, 2020, respectively. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will recall and cancel their stocks without consideration. During the vesting period, the restricted stock holders are entitled the same rights as those of common stock holders including the right to receive dividends, but are restricted to sell, pledge, set guarantee, transfer, grant, or dispose the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

The aforementioned compensation costs for the equity-settled share-based payment were measured at fair value based on the closing quoted market price of the shares on the grant date, NT$53.0 and NT$21.8 per share, respectively. The unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. For the three-month and nine-month periods ended September 30, 2021 and 2020, the compensation costs of NT$386 million, NT$124 million, NT$1,134 million and NT$124 million, respectively, were recognized in expenses by the Company.

c.	Stock appreciation right plan for employees

In June 2021 and September 2020, the Company executed a compensation plan to grant 1 million units and 26 million units of cash-settled stock appreciation right to qualified employees of the Company without consideration, respectively. One unit of stock appreciation right to employees represents a right to the intrinsic value of one common share of UMC. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested stock appreciation right at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will withdraw their rights without consideration. During the vesting period, the holders of the stock appreciation right are not entitled the same rights as those of common stock holders of UMC.

47

The compensation cost for the cash-settled share-based payment was measured at fair value on the grant date by using Black-Scholes Option Pricing Model and will be remeasured at the end of each reporting period until settlement. As of September 30, 2021, the assumptions used are as below:

	Granted in June 2021	Granted in September 2020
Share price of measurement date (NT$/ per share)	$64.00	$64.00
Expected volatility	37.99%~46.13%	39.48%~49.31%
Expected life	1.69~3.69 years	0.92~2.92 years
Expected dividend yield	5.27%	5.27%
Risk-free interest rate	0.22%~0.30%	0.19%~0.28%

For the three-month and nine-month periods ended September 30, 2021 and 2020, the compensation costs of NT$57 million, NT$16 million, NT$205 million and NT$16 million, respectively, were recognized in expenses by the Company. The liabilities for stock appreciation right recognized amounted to NT$284 million, NT$81 million and NT$16 million as of September 30, 2021, December 31, 2020 and September 30, 2020, respectively. The intrinsic value for the liabilities of vested rights was nil.

(20)	Operating Revenues

a.	Disaggregation of revenue

i.	By Product

	For the three-month periods ended September 30,
	2021	2020
Wafer	$53,635,288	$43,012,632
Others	2,271,389	1,857,822
Total	$55,906,677	$44,870,454

	For the nine-month periods ended September 30,
	2021	2019
Wafer	$147,874,101	$126,504,900
Others	6,037,329	5,019,661
Total	$153,911,430	$131,524,561
48

ii.	By geography

	For the three-month periods ended September 30,
	2021	2020
Taiwan	$21,051,092	$15,754,604
Singapore	7,687,543	7,263,787
China (includes Hong Kong)	8,217,815	6,150,405
Japan	3,695,049	3,461,668
USA	6,337,559	5,491,526
Europe	1,384,098	2,578,878
Others	7,533,521	4,169,586
Total	$55,906,677	$44,870,454

	For the nine-month periods ended September 30,
	2021	2020
Taiwan	$57,538,173	$48,646,272
Singapore	21,501,077	19,107,943
China (includes Hong Kong)	22,124,839	16,160,546
Japan	10,110,553	12,938,723
USA	17,834,727	18,250,342
Europe	4,121,772	4,868,267
Others	20,680,289	11,552,468
Total	$153,911,430	$131,524,561

The geographic breakdown of the Company’s operating revenues was based on the location of the Company’s customers.

iii.	By the timing of revenue recognition

	For the three-month periods ended September 30,
	2021	2020
At a point in time	$55,382,914	$43,945,947
Over time	523,763	924,507
Total	$55,906,677	$44,870,454

	For the nine-month periods ended September 30,
	2021	2020
At a point in time	$152,495,014	$129,719,598
Over time	1,416,416	1,804,963
Total	$153,911,430	$131,524,561
49

b.	Contract balances

i.	Contract assets, current

	As of
	September 30, 2021	December 31, 2020	September 30, 2020	December 31, 2019
Sales of goods and services	$609,207	$625,222	$706,136	$599,491
Less: Loss allowance	(359,279)	(367,381)	(373,711)	(385,248)
Net	$249,928	$257,841	$332,425	$214,243

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the suspension of the joint technology development agreement as disclosed in Note 9(7).

ii.	Contract liabilities

	As of
	September 30, 2021	December 31, 2020	September 30, 2020	December 31, 2019
Sales of goods and services	$3,794,574	$2,497,469	$2,397,185	$1,470,195

Current	$3,362,279	$2,040,989	$1,930,785	$988,115
Noncurrent	432,295	456,480	466,400	482,080
Total	$3,794,574	$2,497,469	$2,397,185	$1,470,195

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$1,111 million and NT$615 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the nine-month periods ended September 30, 2021 and 2020.

c.	The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$140 million and NT$2,838 million as of September 30, 2021 and 2020, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. As of the report date, partial contract was due in May 2021. The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.
50

d.	Asset recognized from costs to fulfill a contract with customer

As of September 30, 2021, December 31, 2020 and September 30, 2020, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$779 million, NT$549 million and NT$852 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(21)	Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended September 30,
	2021			2020
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$6,157,189	$3,071,123	$9,228,312	$5,304,707	$2,455,202	$7,759,909
Labor and health insurance	318,373	119,293	437,666	272,364	118,059	390,423
Pension	323,439	101,436	424,875	292,226	98,055	390,281
Other employee benefit expenses	74,639	30,678	105,317	64,186	30,454	94,640
Depreciation	10,468,188	476,477	10,944,665	10,948,799	463,582	11,412,381
Amortization	205,464	537,003	742,467	225,453	465,162	690,615

	For the nine-month periods ended September 30,
	2021			2020
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$17,181,506	$8,565,319	$25,746,825	$15,134,952	$6,667,412	$21,802,364
Labor and health insurance	892,549	355,072	1,247,621	808,954	348,074	1,157,028
Pension	937,769	300,218	1,237,987	843,903	284,054	1,127,957
Other employee benefit expenses	205,603	84,123	289,726	183,181	87,010	270,191
Depreciation	31,483,928	1,423,580	32,907,508	33,236,045	1,460,850	34,696,895
Amortization	630,632	1,518,049	2,148,681	679,733	1,338,074	2,017,807
51

According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.2% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the shareholders’ meeting for such distribution.

The Company recognizes the employees and directors’ compensation in the profit or loss during the periods when earned for the nine-month periods ended September 30, 2021 and 2020. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2020 and 2019 were reported to the shareholders’ meeting on July 7, 2021 and June 10, 2020, respectively. The details of distribution are as follows:

	2020	2019
Employees’ compensation – Cash	$2,581,675	$1,132,952
Directors’ compensation	32,369	10,259

The aforementioned 2020 and 2019 employees and directors’ compensation reported during the shareholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on February 24, 2021 and February 26, 2020.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

52

(22)	Net Other Operating Income and Expenses

	For the three-month periods ended September 30,
	2021	2020
Government grants	$1,229,381	$1,777,582
Rental income from property	44,095	51,067
Gain on disposal of property, plant and equipment	46,856	1,087,260
Others	(93,390)	(43,579)
Total	$1,226,942	$2,872,330

	For the nine-month periods ended September 30,
	2021	2020
Government grants	$3,947,701	$4,104,871
Rental income from property	141,485	151,387
Gain on disposal of property, plant and equipment	71,404	1,100,764
Others	(267,764)	(205,107)
Total	$3,892,826	$5,151,915

(23)	Non-Operating Income and Expenses

a.	Other gains and losses

	For the three-month periods ended September 30,
	2021	2020
Gain on valuation of financial assets and liabilities at fair value through profit or loss	$406,243	$642,980
Loss on disposal of investments	-	(659)
Others	36,430	(1,788,313)
Total	$442,673	$(1,145,992)

	For the nine-month periods ended September 30,
	2021	2020
Gain on valuation of financial assets and liabilities at fair value through profit or loss	$2,987,600	$130,288
Loss on disposal of investments	(10,977)	(44,088)
Others	79,543	(1,969,552)
Total	$3,056,166	$(1,883,352)

The Company recognized the losses for the charges brought by the U.S. Department of Justice regarding allegation of conspiracy to engage in theft of trade secrets.

53

b.	Finance costs

	For the three-month periods ended September 30,
	2021	2020
Interest expenses
Bonds payable	$149,266	$63,461
Bank loans	334,485	348,756
Lease liabilities	35,718	40,133
Others	27	6,510
Financial expenses	50,663	27,516
Total	$570,159	$486,376

	For the nine-month periods ended September 30,
	2021	2020
Interest expenses
Bonds payable	$286,468	$313,732
Bank loans	974,247	1,115,673
Lease liabilities	110,236	115,980
Others	113	53,688
Financial expenses	84,333	56,284
Total	$1,455,397	$1,655,357

54

(24)	Components of Other Comprehensive Income (Loss)

	For the three-month period ended September 30, 2021
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(657,159)	$-	$(657,159)	$(57,127)	$(714,286)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	660,665	-	660,665	-	660,665
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(314,200)	-	(314,200)	1,356	(312,844)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(3,520)	-	(3,520)	(88)	(3,608)
Total other comprehensive income (loss)	$(314,214)	$-	$(314,214)	$(55,859)	$(370,073)

	For the three-month period ended September 30, 2020
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$882,102	$-	$882,102	$(17,016)	$865,086
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	918,815	-	918,815	-	918,815
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(434,477)	-	(434,477)	11,900	(422,577)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	25,859	-	25,859	3,222	29,081
Total other comprehensive income (loss)	$1,392,299	$-	$1,392,299	$(1,894)	$1,390,405
55

	For the nine-month period ended September 30, 2021
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$3,135,224	$-	$3,135,224	$(117,822)	$3,017,402
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	2,259,582	-	2,259,582	-	2,259,582
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(4,004,938)	2,283	(4,002,655)	16,638	(3,986,017)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(43,963)	(381)	(44,344)	4,390	(39,954)
Total other comprehensive income (loss)	$1,345,905	$1,902	$1,347,807	$(96,794)	$1,251,013

56

	For the nine-month period ended September 30, 2020
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$2,246,483	$-	$2,246,483	$39,883	$2,286,366
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	877,716	-	877,716	-	877,716
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(2,352,083)	-	(2,352,083)	21,999	(2,330,084)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	2,207	11,479	13,686	6,323	20,009
Total other comprehensive income (loss)	$774,323	$11,479	$785,802	$68,205	$854,007

(25)	Income Tax

a.	The major components of income tax expense (benefit) for the three-month and nine-month periods ended September 30, 2021 and 2020 were as follows:

i.	Income tax expense (benefit) recorded in profit or loss

	For the three-month periods ended September 30,
	2021	2020
Current income tax expense (benefit):
Current income tax charge	$1,896,652	$580,654
Adjustments in respect of current income tax of prior periods	316	(62,332)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	(9,109)	(576,298)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	211,560	256,525
Adjustment of prior year’s deferred income tax	344	(1,574)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	154	(7)
Income tax expense recorded in profit or loss	$2,099,917	$196,968
57

	For the nine-month periods ended September 30,
	2021	2020
Current income tax expense (benefit):
Current income tax charge	$3,457,508	$1,012,251
Adjustments in respect of current income tax of prior periods	86,308	(852,682)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	302,888	(286,955)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	1,000,917	808,141
Adjustment of prior year’s deferred income tax	(308,116)	(296,332)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(17,647)	17,115
Income tax expense recorded in profit or loss	$4,521,858	$401,538

ii.	Income tax related to components of other comprehensive income (loss)

(i)	Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended September 30,
	2021	2020
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(57,127)	$(17,016)

	For the nine-month periods ended September 30,
	2021	2020
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(117,822)	$39,883

58

(ii)	Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended September 30,
	2021	2020
Exchange differences on translation of foreign operations	$1,356	$11,900
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(88)	3,222
Income tax related to items that may be reclassified subsequently to profit or loss	$1,268	$15,122

	For the nine-month periods ended September 30,
	2021	2020
Exchange differences on translation of foreign operations	$16,638	$21,999
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	4,390	6,323
Income tax related to items that may be reclassified subsequently to profit or loss	$21,028	$28,322

iii.	Deferred income tax charged directly to equity

	For the three-month periods ended September 30,
	2021	2020
Recognition of temporary difference arising from initial recognition of the equity component of the compound financial instrument	$-	$-

	For the nine-month periods ended September 30,
	2021	2020
Recognition of temporary difference arising from initial recognition of the equity component of the compound financial instrument	$-	$3,691

59

b.	The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of September 30, 2021, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2018, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2012. There is an uncertain tax position that the outcome of the income tax returns of certain companies within the Company may not be accepted by the tax authorities of the respective countries of operations. For the recognition and measurement of deferred income tax and current income tax which involved significant accounting judgments, estimates and assumptions, please refer to Note 5(5) of the Company’s consolidated financial statements for the year ended December 31, 2020.

(26)	Earnings Per Share

a.	Earnings per share-basic

	For the three-month periods ended September 30,
	2021	2020
Net income attributable to the parent company	$17,460,235	$9,106,271
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,206,293	12,107,651
Earnings per share-basic (NTD)	$1.43	$0.75

	For the nine-month periods ended September 30,
	2021	2020
Net income attributable to the parent company	$39,831,225	$17,993,985
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,206,293	12,028,204
Earnings per share-basic (NTD)	$3.26	$1.50

b.	Earnings per share-diluted

	For the three-month periods ended September 30,
	2021	2020
Net income attributable to the parent company	$17,460,235	$9,106,271
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,206,293	12,107,651
Effect of dilution
Restricted stocks for employees	155,228	10,358
Employees’ compensation	49,580	61,552
Weighted-average number of common stocks after dilution (thousand shares)	12,411,101	12,179,561
Earnings per share-diluted (NTD)	$1.41	$0.75

60

	For the nine-month periods ended September 30,
	2021	2020
Net income attributable to the parent company	$39,831,225	$17,993,985
Effect of dilution
Unsecured convertible bonds	-	69,019
Income attributable to shareholders of the parent	$39,831,225	$18,063,004
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,206,293	12,028,204
Effect of dilution
Restricted stocks for employees	150,968	3,478
Employees’ compensation	58,732	76,115
Unsecured convertible bonds	-	405,578
Weighted-average number of common stocks after dilution (thousand shares)	12,415,993	12,513,375
Earnings per share-diluted (NTD)	$3.21	$1.44

(27)	Reconciliation of Liabilities Arising from Financing Activities

For the nine-month period ended September 30, 2021:

			Non-cash changes
Items	As of January 1, 2021	Cash Flows	Foreign exchange	Others (Note A)	As of September 30, 2021
Short-term loans	$11,057,132	$(8,750,043)	$(172,464)	$-	$2,134,625
Long-term loans (current portion included)	33,066,106	5,223,307	(534,876)	-	37,754,537
Bonds payable (current portion included)	18,690,384	18,710,042	-	(1,937,915) (Note B)	35,462,511
Guarantee deposits (current portion included)	235,992	11,324,092	(3,524)	-	11,556,560
Lease liabilities	5,576,864	(525,296)	(134,699)	254,536	5,171,405
Other financial liabilities	20,746,624	-	(349,444)	286,005	20,683,185

61

For the nine-month period ended September 30, 2020:

			Non-cash changes
Items	As of January 1, 2020	Cash Flows	Foreign exchange	Others (Note A)	As of September 30, 2020
Short-term loans	$12,015,206	$(4,283,971)	$(210,429)	$50,839	$7,571,645
Long-term loans (current portion included)	33,902,074	6,487,609	(797,306)	-	39,592,377
Bonds payable (current portion included)	38,781,416	(13,702,875)	-	(6,388,855) (Note C)	18,689,686
Guarantee deposits (current portion included)	296,694	(69,663)	(1,870)	-	225,161
Lease liabilities	6,031,025	(549,252)	(63,680)	317,631	5,735,724
Other financial liabilities	20,093,441	-	(225,553)	276,666	20,144,554

Note A: Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.

Note B: Please refer to Note 6(13) for the Company’s exchangeable bonds.

Note C: Please refer to Note 6(13) for the Company’s convertible bonds.

Note D: Please refer to Note 9(6) for more details on other financial liabilities.

(28)	Deconsolidation of Subsidiaries

NEXPOWER TECHNOLOGY CORP. (NEXPOWER)

NEXPOWER, the subsidiary of UMC, was resolved for dissolution and liquidation by the shareholder’s meeting on November 11, 2020 and the liquidator took control on the same day. According to IFRS 10 and related questions and answers issued, the Company has lost control over NEXPOWER and therefore derecognized its relevant assets and liabilities at the date when the control was lost.

a.	Derecognized assets and liabilities mainly consisted of:

Assets
Cash and cash equivalents	$776,586
Others current assets	18
776,604
Liabilities
Other payables	(194)
(194)
Net assets of deconsolidation	$776,410
62

b.	Consideration received and gain recognized from the deconsolidation:

Cash received (Note A)	$722,559
Less: Net assets of the deconsolidation	(776,410)
Add: Non-controlling interests	51,565
Other comprehensive income from equity reclassified to profit or loss due to derecognition	4,061
Gain on deconsolidation (Note B)	$1,775

Note A: NEXPOWER was deconsolidated when the control was lost.

Note B: Gain on deconsolidation was recognized as other gains and losses in the consolidated statement of comprehensive income.

c.	Analysis of net cash outflow arising from deconsolidation of the subsidiary:

Cash received	$722,559
Net cash of subsidiary derecognized	(776,586)
Net cash outflow from deconsolidation	$(54,027)

7.	RELATED PARTY TRANSACTIONS

The following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
HSUN CHIEH INVESTMENT CO., LTD.	Associate
UNIMICRON TECHNOLOGY CORP.	Associate
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
PHOTRONICS DNP MASK CORPORATION	Other related parties
UNITEDVISION SEMICONDUCTOR CO., LTD.	Other related parties
UPI SEMICONDUCTOR CORP.	Other related parties
63

(2)	Significant Related Party Transactions

a.	Operating transactions

Operating revenues

	For the three-month periods ended September 30,
	2021	2020
Associates	$638,428	$669,007
Others	7,688	9,197
Total	$646,116	$678,204

	For the nine-month periods ended September 30,
	2021	2020
Associates	$1,797,271	$1,585,342
Others	25,762	17,781
Total	$1,823,033	$1,603,123

Accounts receivable, net

	As of
	September 30, 2021	December 31, 2020	September 30, 2020
Associates	$241,725	$172,808	$367,839
Others	6,117	6,110	6,123
Total	$247,842	$178,918	$373,962

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection period for domestic sales to related parties were month-end 30~60 days, while the collection period for overseas sales was net 30~60 days.

Refund liabilities (classified under other current liabilities)

	As of
	September 30, 2021	December 31, 2020	September 30, 2020
Associates	$ 1,887	$1,186	$891
Others	34	36	25
Total	$ 1,921	$1,222	$916

64

b.	Significant asset transactions

Acquisition of financial assets at fair value through profit or loss, noncurrent

For the three-month period ended September 30, 2021 and 2020: None.

			Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the nine-month period ended September 30, 2021
Associates	82	Stock of ARTERY TECHNOLOGY CORPORATION (CAYMAN)	$13,929

			Purchase price
	Trading Volume (In thousands of shares)	Transaction underlying	For the nine-month period ended September 30, 2020
Associates	1,000	Stock of WELLYSUN INC.	$25,000

Acquisition of intangible assets

	Purchase price
	For the three-month periods ended September 30,
	2021	2020
Associates	$8,350	$32,121

	Purchase price
	For the nine -month periods ended September 30,
	2021	2020
Associates	$123,321	$223,682

65

c.	Others

Mask expenditure

	For the three-month periods ended September 30,
	2021	2020
Others	$475,317	$368,195

	For the nine-month periods ended September 30,
	2021	2020
Others	$1,410,366	$1,374,830

Other payables of mask expenditure

	As of
	September 30, 2021	December 31, 2020	September 30, 2020
Others	$572,155	$532,810	$421,973

d.	Key management personnel compensation

	For the three-month periods ended September 30,
	2021	2020
Short-term employee benefits	$176,783	$131,927
Post-employment benefits	527	310
Share-based payment	272,502	83,974
Others	143	282
Total	$449,955	$216,493

	For the nine-month periods ended September 30,
	2021	2020
Short-term employee benefits	$487,587	$326,906
Post-employment benefits	1,525	1,500
Termination benefits	-	283
Share-based payment	868,946	97,190
Others	433	426
Total	$1,358,491	$426,305

66

8.	ASSETS PLEDGED AS COLLATERAL

The following table lists assets of the Company pledged as collateral:

As of September 30, 2021, December 31, 2020 and September 30, 2020

	Carrying Amount
	As of
	September 30, 2021	December 31, 2020	September 30, 2020	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$811,660	$811,072	$811,072	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	232,895	234,286	234,286	Science Park Bureau	Collateral for land lease
Refundable Deposits (Time deposit)	20,619	18,215	18,215	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	31,354	41,785	41,785	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,149,835	1,000,000	1,000,000	Bank of China and Agricultural Bank of China	Bank performance guarantee
Refundable Deposits (Bank deposit)	7,544	-	-	Chang Hwa Commercial Bank and Shanghai Commercial Bank	Collateral for letter of credit
Refundable Deposits (Cash)	-	-	137,597	Taiwan Taichung District Court	Court security
Buildings	5,032,554	5,310,769	5,137,005	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	27,900,685	21,370,450	14,562,867	Taiwan Cooperative Bank, Mega International Commercial Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Transportation equipment	2,119	3,174	-	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Furniture and fixtures	189,324	281,663	-	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	280,319	289,552	283,975	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$35,658,908	$29,360,966	$22,226,802
67

9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of September 30, 2021, amounts available under unused letters of credit for importing machinery and equipment were NT$0.8 billion.

(2)	As of September 30, 2021, the Company entrusted financial institutes to open performance guarantee, mainly related to the litigations and customs tax guarantee, amounting to NT$ 1.8 billion.

(3)	The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$ 3.1 billion. As of September 30, 2021, the portion of royalties and development fees not yet recognized was NT$ 0.9 billion.

(4)	The Company entered into several construction contracts for the expansion of its operations. As of September 30, 2021, these construction contracts amounted to approximately NT$ 15.4 billion and the portion of the contracts not yet recognized was approximately NT$ 12.5 billion.

(5)	The Company entered into several wafer-processing contracts with its customers. According to the contracts, the Company shall provide agreed production capacity with the customers after they prepay the deposits.

(6)	The Board of Directors of UMC resolved in October 2014 to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12’’ wafer foundry services. The Company obtained R.O.C. government authority’s approval for the investment and invested RMB 8.3 billion in USCXM in instalments from January 2015 to September 2018, according to the agreement that the Company obtained the ability to exercise control. Furthermore, based on the agreement, UMC recognized a financial liability in other financial liabilities, current and other noncurrent liabilities-others, respectively for the purchase from the other investors of their investments in USCXM at their original investment cost plus interest totally amounting to RMB 4.9 billion, beginning from the seventh year (2022) following the last instalment payment made by the other investors. Accordingly, the Company recognizes non-controlling interests as required by IFRS 10 during the reporting period. At the end of each reporting period, the Company recognizes a financial liability for its commitment to the other investors in accordance with IFRS 9, at the same time derecognizing the non-controlling interests. Any difference between the financial liability and the non-controlling interests balance is recognized in equity.
68

(7)	On August 31, 2017, the Taichung District Prosecutors Office indicted UMC based on the Trade Secret Act of R.O.C., alleging that employees of UMC misappropriated the trade secrets of MICRON TECHNOLOGY, INC. (“MICRON”). On June 12, 2020, an adverse ruling issued by the District Court of Taichung in a suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets. The Company does not expect material financial impact resulting from this claim. UMC appealed against the sentence.

On December 5, 2017, MICRON filed a civil action with similar cause against UMC with the United States District Court, Northern District of California. MICRON claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins UMC from using its trade secrets in question. UMC has appointed counsels to prepare answers against these charges. Currently the civil complaint has been stayed by the court.

On January 12, 2018, UMC filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO., LTD., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in questions, and also to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC. The court approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial.

(8)	On March 14, 2019, a putative class action styled Kevin D. Meyer v. United Microelectronics Corporation and several executives, was filed under Securities Exchange Act of 1934 and Rule 10b-5 in the United States District Court for the Southern District of New York. The court approved the settlement reached between the plaintiffs and the defendants on May 3, 2021 EST. According to the court approved settlement, UMC shall pay USD 3 million as the settlement fund to be allocated to the class plaintiffs and reimbursed of the expenses and class counsel fees. The reimbursement, which was recorded in non-operating other losses, has no material effect on finances and business.

10.	SIGNIFICANT DISASTER LOSS

None.

11.	SIGNIFICANT SUBSEQUENT EVENTS

None.

69

12.	OTHERS

(1)	Categories of financial instruments

	As of
Financial Assets	September 30, 2021	December 31, 2020	September 30, 2020
Financial assets at fair value through profit or loss	$18,225,842	$16,042,721	$ 14,447,514
Financial assets at fair value through other comprehensive income	13,661,367	10,526,144	7,957,265
Financial assets measured at amortized cost
Cash and cash equivalents (excludes cash on hand)	113,098,884	94,042,271	98,833,303
Receivables	34,120,512	28,942,147	27,709,718
Refundable deposits	2,410,884	2,310,961	2,492,246
Other financial assets	30,639,713	14,386,131	9,960,095
Total	$212,157,202	$166,250,375	$161,400,141

	As of
Financial Liabilities	September 30, 2021	December 31, 2020	September 30, 2020
Financial liabilities at fair value through profit or loss	$1,425,772	$2,326	$-
Financial liabilities measured at amortized cost
Short-term loans	2,134,625	11,057,132	7,571,645
Payables	34,116,095	31,188,794	31,838,924
Provisions	-	-	1,749,003
Guarantee deposits (current portion included)	11,556,560	235,992	225,161
Bonds payable (current portion included)	35,462,511	18,690,384	18,689,686
Long-term loans (current portion included)	37,754,537	33,066,106	39,592,377
Lease liabilities	5,171,405	5,576,864	5,735,724
Other financial liabilities	20,683,185	20,746,624	20,144,554
Total	$148,304,690	$120,564,222	$125,547,074
70

(2)	Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

(3)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2021 and 2020 decreases/increases by NT$1,284 million and NT$987 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2021 and 2020 increases/decreases by NT$723 million and NT$1,832 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2021 and 2020 decreases/increases by NT$473 million and NT$553 million, respectively.

71

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(11), 6(13) and 6(14) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the nine-month periods ended September 30, 2021 and 2020 to decrease/increase by NT$30 million and NT$35 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities and exchange right of the exchangeable bonds issued are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, while exchange right of the exchangeable bonds issued is classified as financial liabilities at fair value through profit or loss as it does not satisfy the definition of an equity component.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the nine-month periods ended September 30, 2021 and 2020 by NT$324 million and NT$238 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income for the nine-month periods ended September 30, 2021 and 2020 by NT$570 million and NT$337 million, respectively.

Please refer to Note 12(7) for sensitivity analysis information of other equity instruments or derivatives that are linked to such equity instruments whose fair value measurement is categorized under Level 3.

(4)	Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less credit, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the Company’s exposure to credit risk.

72

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of September 30, 2021, December 31, 2020 and September 30, 2020, accounts receivable from the top ten customers represent 59%, 62% and 60% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)	Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of September 30, 2021
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$2,150,832	$-	$-	$-	$2,150,832
Payables	33,637,132	-	-	-	33,637,132
Guarantee deposits	70,395	264,890	1,686,868	9,534,407	11,556,560
Bonds payable (Note)	6,590,309	7,438,063	9,002,820	4,184,728	27,215,920
Long-term loans	8,018,882	14,754,345	12,942,649	7,767,197	43,483,073
Lease liabilities	683,354	1,198,551	1,013,221	3,018,582	5,913,708
Other financial liabilities	12,624,563	8,416,675	-	-	21,041,238
Total	$63,775,467	$32,072,524	$24,645,558	$24,504,914	$144,998,463
Derivative financial liabilities
Forward exchange contracts
Gross settlement
Inflow	$1,884,728	$-	$-	$-	$1,884,728
Outflow	(1,893,078)	-	-	-	(1,893,078)
Net	$(8,350)	$-	$-	$-	$(8,350)
73

Note： UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into Novatek common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. The balances of equity instruments investments measured at fair value through other comprehensive income was NT$6,452 million as of September 30, 2021. All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.

	As of December 31, 2020
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$11,240,785	$-	$-	$-	$11,240,785
Payables	31,008,010	-	-	-	31,008,010
Guarantee deposits	793	163,618	-	71,581	235,992
Bonds payable	2,374,587	8,484,393	8,563,021	-	19,422,001
Long-term loans	25,885,932	5,889,382	2,424,965	-	34,200,279
Lease liabilities	695,790	1,280,476	1,102,021	3,354,217	6,432,504
Other financial liabilities	-	17,120,418	4,280,333	-	21,400,751
Total	$71,205,897	$32,938,287	$16,370,340	$3,425,798	$123,940,322
Derivative financial liabilities
Forward exchange contracts
Gross settlement
Inflow	$393,442	$-	$-	$-	$393,442
Outflow	(395,768)	-	-	-	(395,768)
Net	$(2,326)	$-	$-	$-	$(2,326)

	As of September 30, 2020
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$7,659,954	$-	$-	$-	$7,659,954
Payables	31,470,934	-	-	-	31,470,934
Provisions	1,749,003	-	-	-	1,749,003
Guarantee deposits	774	87,516	67,045	69,826	225,161
Bonds payable	2,377,544	8,506,918	8,594,758	-	19,479,220
Long-term loans	7,908,402	20,718,861	14,213,951	2,976	42,844,190
Lease liabilities	702,093	1,301,348	1,124,345	3,506,982	6,634,768
Other financial liabilities	-	16,700,667	4,175,390	-	20,876,057
Total	$51,868,704	$47,315,310	$28,175,489	$3,579,784	$130,939,287
74

(6)	Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of September 30, 2021

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 68 million	September 8, 2021~October 26, 2021

As of December 31, 2020

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 82 million	December 11, 2020~February 05, 2021

As of September 30, 2020

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 6 million	September 18, 2020~October 15, 2020

(7)	Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

75

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of September 30, 2021
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$715,489	$-	$223,932	$939,421
Financial assets at fair value through profit or loss, noncurrent	7,499,746	413,440	9,373,235	17,286,421
Financial assets at fair value through other comprehensive income, current	6,452,239	-	-	6,452,239
Financial assets at fair value through other comprehensive income, noncurrent	4,957,368	-	2,251,760	7,209,128
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	8,350	1,417,422	1,425,772
76

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$1,049,334	$2,384	$164,916	$1,216,634
Financial assets at fair value through profit or loss, noncurrent	5,546,320	393,856	8,885,911	14,826,087
Financial assets at fair value through other comprehensive income, noncurrent	9,058,372	-	1,467,772	10,526,144
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	2,326	-	2,326

	As of September 30, 2020
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$793,014	$1,345	$121,719	$916,078
Financial assets at fair value through profit or loss, noncurrent	4,548,562	262,618	8,720,256	13,531,436
Financial assets at fair value through other comprehensive income, noncurrent	6,738,616	-	1,218,649	7,957,265

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into level 1 are based on the quoted market prices in active markets. If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.

If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

77

During the nine-month periods ended September 30, 2021 and 2020, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliation for fair value measurement in Level 3 fair value hierarchy is as follows:

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
As of January 1, 2021	$3,241,478	$3,279,003	$2,314,016	$216,330	$9,050,827	$1,297,627	$170,145	$1,467,772
Recognized in profit (loss)	72,108	(584,794)	912,142	1,433	400,889	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	812,236	(28,248)	783,988
Acquisition	219,016	496,195	179,367	83,381	977,959	-	-	-
Disposal	(261,485)	(285,646)	-	(11,900)	(559,031)	-	-	-
Return of capital	(184)	-	(58,930)	-	(59,114)	-	-	-
Transfer out of Level 3	(121,177)	-	-	-	(121,177)	-	-	-
Exchange effect	(18,225)	(39,920)	(33,505)	(1,536)	(93,186)	-	-	-
As of September 30, 2021	$3,131,531	$2,864,838	$3,313,090	$287,708	$9,597,167	$2,109,863	$141,897	$2,251,760

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2021	$-
Recognized in profit (loss)	(602,683)
Issuance	2,020,105
As of September 30, 2021	$1,417,422

	Financial assets at fair value through profit or loss					Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Total	Common stock	Preferred stock	Total
As of January 1, 2020	$2,880,688	$3,279,294	$2,011,025	$104,708	$8,275,715	$1,130,430	$175,494	$1,305,924
Recognized in profit (loss)	(82,819)	65,519	(22,948)	37,577	(2,671)	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	(24,220)	(63,055)	(87,275)
Acquisition	523,838	266,375	178,006	293,777	1,261,996	-	-	-
Disposal	(255,544)	(171,839)	-	(108,162)	(535,545)	-	-	-
Return of capital	(1,903)	-	-	-	(1,903)	-	-	-
Transfer out of Level 3	(35,000)	-	-	-	(35,000)	-	-	-
Exchange effect	(21,873)	(60,061)	(36,473)	(2,210)	(120,617)	-	-	-
As of September 30, 2020	$3,007,387	$3,379,288	$2,129,610	$325,690	$8,841,975	$1,106,210	$112,439	$1,218,649
78

The total profit of NT$143 million and loss of NT$(111) million for the nine-month periods ended September 30, 2021 and 2020, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.

The total profit of NT$603 million and nil for the nine-month periods ended September 30, 2021 and 2020, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial liabilities without quoted market prices held at the end of the reporting period.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy are as follows:

As of September 30, 2021
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2021 by NT$283 million and NT$246 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the nine-month period ended September 30, 2021 by NT$166 million.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	44.80%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2021 by NT$213 million and NT$228 million, respectively.
79

As of September 30, 2020
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0%~50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2020 by NT$274 million and NT$223 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the nine-month period ended September 30, 2020 by NT$89 million.
80

b.	Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, receivables, refundable deposits, other financial assets, short-term loans, payables and guarantee deposits approximate their carrying amount due to their maturities within one year.

As of September 30, 2021

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$36,994,924	$26,482,566	$10,512,358	$-	$35,462,511
Long-term loans (current portion included)	37,754,537	-	37,754,537	-	37,754,537

As of December 31, 2020

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$18,861,597	$18,861,597	$-	$-	$18,690,384
Long-term loans (current portion included)	33,066,106	-	33,066,106	-	33,066,106

As of September 30, 2020

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$18,815,012	$18,815,012	$-	$-	$18,689,686
Long-term loans (current portion included)	39,592,377	-	39,592,377	-	39,592,377

81

(8)	Significant financial assets and liabilities denominated in foreign currencies

The following information was summarized by the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies are as follows:

	As of
	September 30, 2021			December 31, 2020
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$1,021,257	27.79	$28,380,721	$711,855	28.43	$20,238,047
EUR:NTD	49,322	32.14	1,585,194	3,027	34.86	105,511
RMB:NTD	1,645	4.281	7,040	1,957	4.355	8,525
SGD:USD	84,301	0.7337	1,718,867	48,101	0.7559	1,033,694
USD:RMB	396,472	6.4854	11,007,645	182,252	6.5249	5,178,866
USD:JPY	190,812	111.95	5,278,409	195,035	103.52	5,544,168
Non-Monetary items
USD:NTD	176,587	27.79	4,907,353	143,991	28.43	4,093,667
Financial Liabilities
Monetary items
USD:NTD	557,202	27.89	15,540,368	241,111	28.53	6,878,910
RMB:NTD (Note C)	4,775,858	4.331	20,684,240	4,710,181	4.405	20,748,348
SGD:USD	97,485	0.7375	2,005,148	87,190	0.7596	1,893,220
USD:RMB	653,385	6.4854	18,352,444	763,407	6.5249	21,941,982
USD:JPY	27,077	111.95	761,441	29,542	103.52	852,317

				As of
				September 30, 2020
				Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD				$685,117	29.05	$19,902,647
EUR:NTD				3,101	33.98	105,369
RMB:NTD				1,955	4.247	8,302
SGD:USD				44,917	0.7294	951,743
USD:RMB				239,076	6.8101	6,914,675
USD:JPY				210,673	105.81	6,105,576
82

	As of
	September 30, 2020
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Non-Monetary items
USD:NTD	$138,215	29.05	$4,015,146
Financial Liabilities
Monetary items
USD:NTD	344,031	29.15	10,028,518
RMB:NTD (Note C)	4,688,304	4.297	20,145,642
SGD:USD	93,461	0.7331	1,997,254
USD:RMB	869,703	6.8101	25,450,127
USD:JPY	22,135	105.81	651,118

Note A：The foreign currency transactions mentioned above are expressed in terms of the amount before elimination.

Note B：Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

Note C：Please refer to Note 9(6) for more details on other financial liabilities.

(9)	Significant intercompany transactions among consolidated entities for the nine-month periods ended September 30, 2021 and 2020 are disclosed in Attachment 1.

(10)	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the shareholders’ value. The Company also ensures its ability to operate continuously to provide returns to shareholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or dispose assets to redeem liabilities.

83

Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital. The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of September 30, 2021, December 31, 2020 and September 30, 2020 were as follows:

	As of
	September 30, 2021	December 31, 2020	September 30, 2020
Total liabilities	$171,188,907	$141,743,273	$147,328,966
Less: Cash and cash equivalents	(113,104,860)	(94,048,036)	(98,839,079)
Net debt	58,084,047	47,695,237	48,489,887
Total equity	257,603,724	235,773,102	220,914,963
Total capital	$315,687,771	$283,468,339	$269,404,850
Debt to capital ratios	18.40%	16.83%	18.00%

13.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.	Financing provided to others for the nine-month period ended September 30, 2021: Please refer to Attachment 2.

b.	Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2021: Please refer to Attachment 3.

c.	Securities held as of September 30, 2021 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2021: Please refer to Attachment 5.
84

e.	Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2021: Please refer to Attachment 6.

f.	Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2021: Please refer to Attachment 7.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2021: Please refer to Attachment 8.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2021: Please refer to Attachment 9.

i.	Names, locations and related information of investees as of September 30, 2021 (excluding investment in Mainland China): Please refer to Attachment 10.

j.	Financial instruments and derivative transactions: Please refer to Note 12.

k.	Information of major shareholders as of September 30, 2021: Please refer to Attachment 12.

(2)	Investment in Mainland China

a.	Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.	Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, 2, 3, 8 and 9.
85

14.	OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company only has wafer fabrication operating segment as the single reporting segment. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. There was no material difference between the accounting policies of the operating segment and those described in Note 4. Please refer to the Company’s consolidated financial statements for the related segment revenue and operating results.

86

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the nine-month period ended September 30, 2021

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$35,546,661	Net 60 days	23%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,290,803	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	916,980	Net 30 days	1%
					(Note 5)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	20,102	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	2,250,844	Net 60 days	1%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	560,468	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	1,099,945	Net 60 days	1%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	208,517	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	361,191	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	80,997	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	275,221	Net 60 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	58,311	-	0%

For the nine-month period ended September 30, 2020

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$37,403,247	Net 60 days	28%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,060,399	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	1,217,498	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	862	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	889,211	Net 30 days	1%
					(Note 5)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	14,936	-	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	615,732	Net 60 days	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	168,763	-	0%
2	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP JAPAN	3	Sales	105,599	Net 60 days	0%
3	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	673,410	Net 60 days	1%
3	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	458,808	-	0%

Note 1:	UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2:	Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3:	The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4:	The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5:	UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of USD 0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

87

ATTACHMENT 2 (Financing provided to others for the nine-month period ended September 30, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)
													Item	Value
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Other receivables - related parties	Yes	$10,282,300	$4,724,300	$-	-	The need for short-term financing	$-	Business turnover	$-	None	$-	$25,744,880	$102,979,521
0	UNITED MICROELECTRONICS CORPORATION	WAVETEK MICROELECTRONICS CORPORATION	Other receivables - related parties	Yes	500,000	500,000	500,000	1.20%	The need for short-term financing	-	Business turnover	-	None	-	25,744,880	102,979,521

Note 1: The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Limit of financing amount for individual counter-party shall not exceed 10% of the lender's net assets value as of the period.
Limit of total financing amount shall not exceed 40% of the Company’s net asset value.

88

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	2	$115,851,961	$18,739,379	$17,905,679 (Note 5)	$15,685,127 (Note 5)	$-	6.96%	$115,851,961

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 6)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 6)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$11,202,781	$6,754,228	$6,394,103	$5,838,471	$-	25.68%	$11,202,781

Note 1:	The parent company and its subsidiaries are coded as follows:
	1.	The parent company is coded "0".
	2.	The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2:	According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:
	1.	A company with which it does business.
	2.	A company in which the public company directly and indirectly holds more than 50% of the voting shares.
	3.	A company that directly and indirectly holds more than 50 % of the voting shares in the public company.
	4.	A company in which the public company holds, directly or indirectly, 90% or more of the voting shares.
	5.	A company that fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.
	6.	A company that all capital contributing shareholders make endorsements/ guarantees for their jointly invested company in proportion to their shareholding percentages.
	7.	Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.
Note 3:	The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor; and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:
	1.	The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.
	2.	The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

Note 4:	Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of September 30, 2021.
Note 5:	On Feburary 22, 2017, the board of directors resolved to guarantee UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.'s syndicated loan from banks including China Development Bank in the amount up to USD 310 million.
On March 7, 2018, the board of directors resolved to increase the endorsement for syndicated loan amounted to USD 152 million, on October 24, 2018, the board of directors resolved to increase the endorsement for syndicated loan amounted to USD 41 million.
On July 24, 2019, the board of directors resolved to decrease the endorsement for syndicated loan amounted to USD 26 million, on December 18, 2019, the board of directors resolved to decrease the endorsement for syndicated loan amounted to USD 13 million.
On July 29, 2020, the board of directors resolved to decrease the endorsement for syndicated loan amounted to USD 32 million and to increase the endorsement for short-term loans agreement amounted to CNY 900 million.
On October 29, 2020, the board of directors resolved to decrease the endorsement for syndicated loan amounted to USD 32 million.
On December 16, 2020, the board of directors resolved to decrease the endorsement for syndicated loan amounted to USD 29 million, to decrease the endorsement for short-term loans agreement amounted to CNY 900 million and to increase the endorsement for loans agreement amounted to CNY 1.97 billion.
On July 28, 2021, the board of directors resolved to decrease the endorsement for syndicated loan amounted to USD 30 million.
Total endorsement amount is up to USD 341 million and CNY 1.97 billion. As of September 30, 2021, actual amount provided was NT$15.69 billion.
Note 6:	Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of September 30, 2021.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of September 30, 2021.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

89

ATTACHMENT 4 (Securities held as of September 30, 2021) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				September 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	MILLERFUL NO.1 REAL ESTATE INVESTMENT TRUST	-	Financial assets at fair value through profit or loss, current	17,883	$190,454	1.69	$190,454	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	248,000	1.13	248,000	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	109,541	0.22	109,541	None
Fund	RED ARC GLOBAL INVESTMENTS (IRELAND) ICAV TERM LIQUIDITY FUND	-	Financial assets at fair value through profit or loss, current	57	167,495	0.15	167,495	None
Stock	PIXTECH, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,883	-	17.63	-	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	17,511	-	15.75	-	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	22,144	2,513,373	9.79	2,513,373	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680	1,249,559	7.66	1,249,559	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,530	416,692	6.29	416,692	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,412	-	4.71	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	12,521	400,663	4.28	400,663	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	20,483	838,767	1.68	838,767	None
Stock	ENNOSTAR INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,357	380,382	0.78	380,382	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	324	-	0.72	-	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets at fair value through profit or loss, noncurrent	938	-	-	-	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,166	-	-	-	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets at fair value through profit or loss, noncurrent	0	22,125	-	22,125	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, current	15,737	6,452,239	2.59	6,452,239	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Financial assets at fair value through other comprehensive income, noncurrent	129,577	3,278,309	19.02	3,278,309	None
Stock	UNIMICRON HOLDING LIMITED	Associate	Financial assets at fair value through other comprehensive income, noncurrent	20,000	1,339,478	12.67	1,339,478	None
Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960	1,389,018	8.67	1,389,018	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	708	290,041	0.11	290,041	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	Associate	Financial assets at fair value through other comprehensive income, noncurrent	12,000	141,897	-	141,897	None

90

ATTACHMENT 4 (Securities held as of September 30, 2021) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	DARCHUN VENTURE CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,514	$2,499	19.65	$2,499	None
Stock	SOLARGATE TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	957	-	15.94	-	None
Fund	TRENDFORCE CAPITAL FUND SPC-TRENDFORCE CAPITAL FUND I SP	-	Financial assets at fair value through profit or loss, noncurrent	15	83,232	15.06	83,232	None
Stock	TRONC-E CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	-	14.49	-	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,500	17,550	10.23	17,550	None
Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,750	26,663	10.07	26,663	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,719	91,324	9.12	91,324	None
Stock	MONTJADE ENGINEERING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,800	13,338	8.18	13,338	None
Stock	EXCELSIUS MEDICAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,500	14,925	7.50	14,925	None
Stock	TAIWAN REDEYE BIOMEDIAL INC.	-	Financial assets at fair value through profit or loss, noncurrent	743	11,218	7.43	11,218	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,150	39,281	6.93	39,281	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	11	730	6.67	730	None
Stock	HYE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	36,000	5.45	36,000	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,609	-	5.32	-	None
Stock	AMPAK TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,050	240,340	5.06	240,340	None
Stock	EMPASS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	330	5,455	4.50	5,455	None
Stock	NEW SMART TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	900	8,568	4.50	8,568	None
Stock	ACT GENOMICS HOLDINGS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,600	66,474	4.24	66,474	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,838	-	4.20	-	None
Stock	TAIWAN AULISA MEDICAL DEVICES TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,114	7,320	4.01	7,320	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,400	81,120	3.71	81,120	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,374	177,831	3.49	177,831	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	10,059	321,881	3.44	321,881	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,416	176,204	3.11	176,204	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	202,803	2.96	202,803	None
Stock	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	38,280	2.87	38,280	None

91

ATTACHMENT 4 (Securities held as of September 30, 2021) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
				September 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	CLIENTRON CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,761	$31,697	2.77	$31,697	None
Stock	TAIWAN SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,741	391,315	2.54	391,315	None
Stock	CHITEC TECHNOLOGY CORP., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	627	23,324	2.15	23,324	None
Stock	FORMOSA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,100	41,244	2.12	41,244	None
Fund	VERTEX V (C.I.) FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	121,114	2.07	121,114	None
Stock	TERASILIC CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	600	12,000	2.05	12,000	None
Fund	VERTEX VI FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	28,046	1.69	28,046	None
Stock	YUEN FOONG YU CONSUMER PRODUCTS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,000	214,000	1.63	214,000	None
Stock	ACER E-ENABLING SERVICE BUSINESS INC.	-	Financial assets at fair value through profit or loss, noncurrent	550	121,000	1.51	121,000	None
Stock	M3 TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	440	97,020	1.20	97,020	None
Stock	LINTES TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	615	71,955	1.08	71,955	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	65	373	1.07	373	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	888	19,983	1.01	19,983	None
Stock	CUBTEK INC.	-	Financial assets at fair value through profit or loss, noncurrent	850	80,920	0.93	80,920	None
Stock	UNICTRON TECHNOLOGIES CORP.	-	Financial assets at fair value through profit or loss, noncurrent	396	59,202	0.90	59,202	None
Stock	POWERTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	9,930	-	0.70	-	None
Stock	TAIWANJ PHARMACEUTICALS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	514	5,705	0.68	5,705	None
Stock	ROARING SUCCESS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	317	6,881	0.64	6,881	None
Stock	FITIPOWER INTEGRATED TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	500	97,750	0.27	97,750	None
Stock	TIGERAIR TAIWAN CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	598	16,983	0.21	16,983	None
Stock	SOLAR APPLIED MATERIALS TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,173	60,065	0.20	60,065	None
Stock	RAYDIUM SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	120	44,460	0.18	44,460	None
Stock	CHANG WAH ELECTROMATERIALS INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,055	34,335	0.15	34,335	None
Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	21	31	0.02	31	None
Stock	YANG MING MARINE TRANSPORT CORP.	-	Financial assets at fair value through profit or loss, noncurrent	224	26,768	0.01	26,768	None
Stock-Preferred Stock	EJOULE INTERNATIONAL LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	23,909	116,468	-	116,468	None

92

ATTACHMENT 4 (Securities held as of September 30, 2021) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				September 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred Stock	FLOADIA CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2	$103,188	-	$103,188	None
Stock-Preferred Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	311	2,278	-	2,278	None
Stock-Preferred Stock	ACEPODIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,055	60,877	-	60,877	None
Stock-Preferred Stock	BRAVOTEK CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,250	69,023	-	69,023	None
Stock-Preferred Stock	GEAR RADIO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,400	57,968	-	57,968	None
Stock-Preferred Stock	SONATUS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	249	27,790	-	27,790	None
Stock-Preferred Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	526	15,782	-	15,782	None
Convertible bonds	YEONG GUAN ENERGY TECHNOLOGY GROUP CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	100	10,000	-	10,000	None
Convertible bonds	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	250	24,718	-	24,718	None
Convertible bonds	MERCURIES & ASSOCIATES HOLDING, LTD.	-	Financial assets at fair value through profit or loss, noncurrent	250	29,600	-	29,600	None
Convertible bonds	CHANG WAH TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	750	95,250	-	95,250	None
Convertible bonds	LOTES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	300	34,740	-	34,740	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500	770,385	7.00	770,385	None
Stock	UNITED MICROELECTRONICS CORP.	Parent company	Financial assets at fair value through other comprehensive income, noncurrent	16,079	1,029,039	0.13	1,029,039	None

TLC CAPITAL CO., LTD.

				September 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, current	-	$149,177	-	$149,177	None
Convertible bonds	JSAB HOLDING LTD.	-	Financial assets at fair value through profit or loss, current	-	69,475	-	69,475	None
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	217,056	18.18	217,056	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	150,500	58,554	13.99	58,554	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	13	337,675	13.00	337,675	None
Stock	WINKING ENTERTAINMENT LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,983	140,208	10.23	140,208	None
Fund	EVERYI CAPITAL ASIA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	122,586	9.09	122,586	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	8,424	4.91	8,424	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	172,273	4.24	172,273	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	4,855	41,363	4.13	41,363	None

93

ATTACHMENT 4 (Securities held as of September 30, 2021) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.
				September 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	SUNDIA MEDITECH GROUP	-	Financial assets at fair value through profit or loss, noncurrent	78	$-	3.20	$-	None
Stock	WELLYSUN INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	35,000	2.34	35,000	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,183	88,808	1.74	88,808	None
Stock	HANDA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	40,600	0.82	40,600	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422	410,386	0.77	410,386	None
Stock	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,978	207,689	0.64	207,689	None
Stock	LINTES TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	365	42,705	0.64	42,705	None
Stock	POWTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,470	-	0.46	-	None
Stock	YUEN FOONG YU CONSUMER PRODUCTS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	53,500	0.41	53,500	None
Stock	EVERGREEN STEEL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	50,200	0.24	50,200	None
Stock	VALUE VALVES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	40	3,448	0.10	3,448	None
Stock	CHANG WAH ELECTROMATERIALS INC.	-	Financial assets at fair value through profit or loss, noncurrent	506	16,481	0.07	16,481	None
Stock	ADVANCED ENERGY SOLUTION HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	12	9,657	0.01	9,657	None
Convertible bonds	TECHCENTIAL INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	99	9,860	-	9,860	None
Capital-Preferred stock	GUANGXI CHIPBETTER MICROELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	672	59,231	-	59,231	None
Capital-Preferred stock	CANAANTEK CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	190	39,827	-	39,827	None
Capital-Preferred stock	HEFEI TBSTEST TECHNOLOGIES CO., LTD	-	Financial assets at fair value through profit or loss, noncurrent	168	24,585	-	24,585	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,685	3,261	-	3,261	None
Stock-Preferred stock	ALO7 LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,377	91,203	-	91,203	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,332	-	-	-	None
Stock-Preferred stock	IMO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,519	-	-	-	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	279	15,514	-	15,514	None
Stock-Preferred stock	PLAYNITRIDE INC.	-	Financial assets at fair value through profit or loss, noncurrent	717	56,974	-	56,974	None
Stock-Preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	35,863	174,701	-	174,701	None
Stock-Preferred stock	TURNING POINT LASERS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,000	59,034	-	59,034	None
Stock-Preferred stock	ARTERY TECHNOLOGY CORPORATION(CAYMAN)	Associate	Financial assets at fair value through profit or loss, noncurrent	852	116,447	-	116,447	None
Stock-Preferred stock	JSAB HOLDING LTD.	-	Financial assets at fair value through profit or loss, noncurrent	667	21,155	-	21,155	None

94

ATTACHMENT 4 (Securities held as of September 30, 2021) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				September 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	SILC TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,697		$76,423	-		$76,423	None
Stock-Preferred stock	SINO APPLIED TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	855		12,505	-		12,505	None
Stock-Preferred stock	RAMON SPACE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	249		55,580	-		55,580	None
Stock-Preferred stock	XMEMS LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,990		55,580	-		55,580	None
UMC CAPITAL CORP.

				September 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	190	-	USD	190	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,090	14.33	USD	1,090	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	16,760	11.47	USD	16,760	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	7,035	USD	23,286	9.76	USD	23,286	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	21,893	8.87	USD	21,893	None
Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	6,887	5.03	USD	6,887	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	4,427	4.53	USD	4,427	None
Fund	GROVE VENTURES II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,966	3.25	USD	1,966	None
Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	12,316	1.76	USD	12,316	None
Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	5,606	1.69	USD	5,606	None
Fund	SIERRA VENTURES XII, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,245	1.38	USD	2,245	None
Stock	NEUROBLADE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	37	USD	1,540	0.90	USD	1,540	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	80	USD	5	0.46	USD	5	None
Stock	APPIER GROUP INC.	-	Financial assets at fair value through profit or loss, noncurrent	320	USD	4,115	0.32	USD	4,115	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,644	USD	1,054	-	USD	1,054	None
Stock-Preferred stock	CNEX LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	454	USD	6,066	-	USD	6,066	None
Stock-Preferred stock	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,349	USD	3,837	-	USD	3,837	None
Stock-Preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,520	USD	6,516	-	USD	6,516	None
Stock-Preferred stock	SENSIFREE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	614	USD	1,022	-	USD	1,022	None

95

ATTACHMENT 4 (Securities held as of September 30, 2021) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.
				September 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	30,075	USD	6,255	-	USD	6,255	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets at fair value through profit or loss, noncurrent	175	USD	105	-	USD	105	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	12,241	USD	6,921	-	USD	6,921	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	8,382	-	USD	8,382	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,980		-	-		-	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,555		-	-		-	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,461	USD	5,338	-	USD	5,338	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,770		-	-		-	None
Stock-Preferred stock	RENIAC, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,287	USD	794	-	USD	794	None
Stock-Preferred stock	BLUESPACE.AI, INC.	-	Financial assets at fair value through profit or loss, noncurrent	533	USD	1,606	-	USD	1,606	None
Stock-Preferred stock	REED SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,352	USD	1,075	-	USD	1,075	None
Stock-Preferred stock	A.A.A TARANIS VISUAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4	USD	4,785	-	USD	4,785	None
Stock-Preferred stock	NEUROBLADE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	33	USD	2,000	-	USD	2,000	None
Convertible bonds	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,845	-	USD	1,845	None
Convertible bonds	RENIAC, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	450	-	USD	450	None
TERA ENERGY DEVELOPMENT CO., LTD.
				September 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	357		$5,374	1.18		$5,374	None
SINO PARAGON LIMITED
				September 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		$96,137	11.13		$96,137	None
Fund	SPARKLABS KOREA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		39,187	5.00		39,187	None
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
				September 30, 2021
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	LANHOR FUND	-	Financial assets at fair value through profit or loss, noncurrent	-	RMB	21,656	9.71	RMB	21,656	None

96

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount
None

97

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

98

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments

None

99

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Subsidiary	Sales		$35,546,661	31%	Net 60 days	N/A	N/A		$6,290,803	26%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		1,433,681	1%	Month-end 60 days	N/A	N/A		196,958	1%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		916,980	1%	Net 30 days	N/A	N/A		20,102	0%
UMC GROUP (USA)
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	1,220,566	90%	Net 60 days	N/A	N/A	USD	226,801	87%
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Associate	Purchases	USD	75,874	5%	Net 60 days	N/A	N/A	USD	20,261	8%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	38,518	3%	Net 60 days	N/A	N/A	USD	7,519	3%
WAVETEK MICROELECTRONICS CORPORATION	Associate	Purchases	USD	12,526	1%	Net 60 days	N/A	N/A	USD	2,915	1%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	USD	9,782	1%	Net 60 days	N/A	N/A	USD	2,100	1%
UNITED SEMICONDUCTOR JAPAN CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Associate	Sales	JPY	8,720,820	17%	Net 60 days	N/A	N/A	JPY	2,268,183	13%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Associate	Sales	RMB	253,467	8%	Net 60 days	N/A	N/A	RMB	48,708	9%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	58,676	2%	Net 60 days	N/A	N/A	RMB	7,980	1%
WAVETEK MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Associate	Sales		$361,191	18%	Net 60 days	N/A	N/A		$80,997	20%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Associate	Sales	RMB	63,421	3%	Net 60 days	N/A	N/A	RMB	13,621	3%
100

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status

UMC GROUP (USA)	Subsidiary	$-		$6,290,803	$5,950		$6,296,753	8.12	$-	-		$2,990,093		$11,990
FARADAY TECHNOLOGY CORP.	Associate	-		196,958	-		196,958	12.20	-	-		47,823		170
SILICON INTEGRATED SYSTEMS CORP.	The company's director	-		6,117	95,983 (Note)		102,100	5.62	2,212	Collection in subsequent period		98,195		5

Note: Dividends receivable.

UNITED SEMICONDUCTOR JAPAN CO., LTD.

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status

UMC GROUP (USA)	Associate	JPY -	JPY	2,268,183	JPY -	JPY	2,268,183	5.91	JPY -	-	JPY	1,207,203	JPY	-

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Ending balance						Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable		Other receivables	Total			Amount	Collection status

UMC GROUP (USA)	Associate	RMB -	RMB	48,708	RMB -	RMB	48,708	6.37	RMB -	-	RMB	-	RMB	55

101

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2021) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2021			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,746,057	$67,864	$67,864
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	135,822	3,126	3,126
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	5,051,306	1,066,613	1,066,613
GREEN EARTH LIMITED	Samoa	Investment holding	USD	977,000	USD	977,000	977,000	100.00	8,891,988	(1,114,787)	(1,114,787)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		4,610,000	421,983	100.00	4,648,151	131,786	131,786
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	39,056	(905)	(905)
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		3,440,053		3,440,053	444,752	100.00	5,989,720	526,239	500,515
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	20,602	993	993
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	600,977	27,488	27,488
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	137,905	(4,448)	(4,448)
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	25,518,611	3,031,572	3,031,572
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Japan	Sales and manufacturing of integrated circuits	JPY	64,421,068	JPY	64,421,068	116,247	100.00	17,935,914	2,133,698	2,133,698
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,903,741		1,903,741	148,112	80.23	546,145	188,554	150,893
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	-	(214,334)	(26,295)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	829,086	339,457	142,572
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		2,342,800		2,342,800	234,280	40.00	3,459,988	3,115,194	1,246,078
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	858,851	36.49	13,378,381	9,530,173	3,477,367
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	46,000	28.22	8,710,349	540,827	153,092
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.78	1,715,969	553,517	76,252
UNIMICRON TECHNOLOGY CORP.	Taoyuan City, Taiwan	Manufacturing of PCB		2,438,565		2,438,565	196,136	13.30	9,790,131	6,804,786	906,923

102

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2021) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2021				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$100,752		$100,752	18,655	100.00		$84,709		$22,766		$22,766
PURIUMFIL INC.	Hsinchu City, Taiwan	Chemicals and filtration products & Microcontamination control service		10,000		10,000	1,000	44.45		6,838		1,422		632
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		97,235		11,003		2,766
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.65		5,224		188,554		1,216

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2021				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		$9,330		$1,346		$1,346
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	8,000	USD	8,000	8,000	40.00		225,473		85,057		34,023
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	23.98		-		(14,137)		(942)

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2021				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	3,934	USD	4,036	-	10.38	USD	3,899	USD	(7,060)	USD	(305)

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2021				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	750	USD	750	750	100.00		$42,225		$1,615		$1,615

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2021				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,650	USD	1,650	1,650	100.00		$2,862		$(102)		$(102)

103

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2021) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2021			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Marketing service	USD	60	USD	60	60	100.00	$2,663	$(54)	$(54)

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2021			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$25,574,818	$3,036,168	$3,036,168

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2021			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$25,574,818	$3,036,168	$3,036,168

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2021			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	$34,913	$1,048	$1,048
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	565,274	36,858	36,858
UMC TECHNOLOGY JAPAN CO., LTD.	Japan	Semiconductor manufacturing technology development and consulting services		-	JPY	35,000	-	-	-	(182)	(182)	Note
Note: UMC TECHNOLOGY JAPAN CO., LTD. was dissolved and liquidated on March 29, 2021.

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2021			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman	Investment holding	USD	974,050	USD	974,050	974,050	100.00	$8,867,211	$(1,114,179)	$(1,114,179)

104

ATTACHMENT 11 (Investment in Mainland China as of September 30, 2021)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2021		Investment flows		Accumulated outflow of investment from Taiwan as of September 30, 2021				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying amount as of September 30, 2021		Accumulated inward remittance of earnings as of September 30, 2021
							Outflow	Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$22,232 800)	(ii)SOARING CAPITAL CORP.	(USD	$22,232 800)	$-	$-	(USD	$22,232 800)		$1,350	100.00%		$1,350 (iii)		$9,165		$-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	20,843 750)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	20,843 750)	-	-	(USD	20,843 750)		1,624	100.00%		1,624 (iii)		41,795	(USD	122,054 4,392)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,334,360 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	562,748 20,250)	-	-	(USD	562,748 20,250)	(RMB	11,084 2,589)	25.14%	(RMB	2,791 652) (ii)	(RMB	94,203 22,005)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	13,465,004 3,145,294)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	8,589,945 309,102)	-	-	(USD	8,589,945 309,102)	(RMB	3,011,589 703,478)	99.9985% (Note 4)	(RMB	3,011,542 703,467) (ii)	(RMB	24,894,691 5,815,158)		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	128,430 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	-	-		-	(RMB	87,778 20,504)	99.9985%	(RMB	87,778 20,504) (iii)	(RMB	375,414 87,693)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	58,640,256 13,697,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	(USD	26,816,405 964,966) (Note5)	-	-	(USD	26,816,405 964,966) (Note5)	(RMB	(2,326,090) (543,352))	67.76%	(RMB	(1,576,072) (368,155)) (ii)	(RMB	12,766,392 2,982,105)		-

Accumulated investment in Mainland China as of September 30, 2021		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$36,012,173 (USD 1,295,868)			$59,129,283 (USD 2,127,718)			$154,469,281

Note 1:	The methods for engaging in investment in Mainland China include the following:
(i) Direct investment in Mainland China.
(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
(iii) Other methods.
Note 2:	The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
(i) The financial report was reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
(ii) The financial statements were reviewed by the auditors of the parent company.
(iii) Others.
Note 3:	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4:	The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee. The investment has been approved by the Investment Commission, MOEA in the total amount of USD 383,569 thousand. As of September 30, 2021, the amount of investment has been all remitted.
Note 5:	The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.
The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of USD 1,722,349 thousand. As of September 30, 2021, the amount of investment USD 357,138 thousand has not yet been remitted.

105

ATTACHMENT 12 (Information of major shareholders as of September 30, 2021)

UNITED MICROELECTRONICS CORPORATION
Name	Number of shares	Percentage of ownership (%)

JPMorgan Chase Bank, N.A. acting in its capacity as depositary and representative to the holders of ADRs	769,008,005	6.19

106